SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 8, 2002

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

Suite 300, 500-4th Avenue SW
Calgary, Alberta, Canada T2P 2V6
(Address if principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- N/A

zi corporation

Intelligent Interface Solutions

Instrument of Proxy

Annual General and Special Meeting - June 5, 2002

The undersigned common shareholder of Zi Corporation hereby appoints Michael E. Lobsinger of Calgary, Alberta or Dale Kearns of Calgary, Alberta or instead, ______________________*, as the proxyholder for the undersigned shareholder. The appointed proxyholder is given the authority to attend, vote and act for and on behalf of the undersigned at the annual general and special meeting to be held on June 5, 2002 and at any adjournment thereof. The proxyholder will vote as specified in this proxy form. If no designation is made on this form, the management designees, if named as proxy, will vote in favour of the matters below. This proxy form authorizes the proxyholder to act on amendments to any of the proposals set out below or any additional matters that may come before the meeting.

*You have the right to appoint a proxyholder (who need not be a shareholder) other than those designated above. You may insert the name of the desired person in this space and strike out the other names or you may complete another appropriate form of proxy.

The proxyholder is hereby instructed as follows:

1. **Vote for [ ]** **Vote against [ ]**
   To fix the board of directors at seven members.
2. **Vote for [ ]** **Withhold from voting [ ]**
   To elect all director nominees as a group, as named in the accompanying management information circular.
3. **Vote for [ ]** **Withhold from voting [ ]**
   To reappoint Deloitte & Touche as auditors for the ensuing year and to authorize the Board of Directors to fix their remuneration.
4. **Vote for [ ]** **Vote against [ ]**
   To approve an amendment to the 1999 stock option plan, substantially in the form in the accompanying management information circular to: (i) increase by 1,300,000 the number of common shares reserved for issuance pursuant to the 1999 stock option plan from 3,660,000 common shares to a maximum of 4,960,000 common shares; and (ii) permit the granting of restricted stock units and, of the 1,300,000 additional common shares reserved, to set 500,000 as the number of common shares reserved for issuance upon the exercise of restricted stock units granted.

Signature of Shareholder	Name of Shareholder	Date**	Number of Shares Voted

**If this proxy is not dated, it will be deemed to bear the date which it was mailed to the shareholder.

Please complete and return this proxy in the envelope provided. To be valid, this proxy must be received by CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1 at least 48 hours prior to the annual general and special meeting or any adjournment thereof.

Your comments are appreciated!
Please detach and return with your proxy.

If you would like a reply to your comments, please fill out the information below.

First Name ______ Last Name ______

Street address ______

City ______ State/Province ______ Zip/Postal Code ______

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go
zi corporation
annual report 2001

Financial Highlights

for the years ended December 31 (thousands except per share amounts)	2001	2000	1999
Revenue	$ 6,232	5,240	2,455
Gross margin	4,539	4,204	2,363
EBITDA* (loss)	(15,427)	(11,358)	(4,451)
per share – basic	(0.41)	(0.31)	(0.14)
per share – diluted	(0.41)	(0.31)	(0.14)
Earnings (loss)	(18,508)	(11,958)	(5,503)
per share – basic	(0.50)	(0.33)	(0.18)
per share – diluted	(0.50)	(0.33)	(0.18)
Outstanding shares, weighted average	37,231	36,690	30,876
Outstanding shares, end of period	37,585	36,991	34,819

All dollar amounts are in Canadian dollars and in accordance with generally accepted accounting principles in Canada. This information should be read in conjunction with the Company's audited consolidated financial statements and notes.

**EBITDA – Earnings before interest, taxes, depreciation and amortization.*

Annual General Meeting

The Annual General and Special Meeting of the common shareholders of Zi Corporation will be held at 2:30 pm (Calgary time) at the Hyatt Regency Hotel, 700 Centre Street South, Calgary, Alberta, Canada on Wednesday, the 5th day of June, 2002. We encourage all shareholders unable to attend to sign and return the proxy form prior to the meeting as per the instructions in the Management Information Circular.

This Annual Report to Shareholders contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties detailed in our annual reports on Form 20-F filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statement.

intelligent interface solutions

Committed to User-Driven Technology

Zi Corporation ("Zi") develops intelligent interface solutions to significantly enhance the usability of mobile and consumer electronic devices. The Company's technology products make electronic devices including mobile phones, hand-held computers and television set-top boxes easier to use in almost any language. With a focus on developing and marketing innovative technologies that meet current and future market demands, Zi helps manufacturers of electronic devices enhance the user experience.

The Company's core technology product, eZiText®, is a predictive text input solution that predicts words and/or phrases for use in messaging and other text applications in nearly 40 languages and dialects. By offering word candidates as text is being entered, eZiText® significantly increases the ease, speed and accuracy of text input on any electronic device for applications such as short messaging, e-mail, e-commerce and Web browsing.

At year-end 2001, Zi's 51 eZiText® customers included original equipment manufacturers (OEMs) and original design manufacturers (ODMs) of mobile devices and set-top boxes.

During the first quarter of 2002, Zi announced a new network-based platform that enables the integration of the device with the network, eZiNet™. eZiNet™ will enable handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the device. This important development will provide users the benefits of eZiText®, even as messaging evolves.

In addition to its core business, Zi holds two major investments:

- Zi Services, the telecom engineering division of Zi Corporation, provides specialized product development and customized solutions in Bluetooth™, VoIP and man-machine interface design.
- Zi's e-learning investment includes Oztime, English Practice and the Magic Lantern group of companies. Together, these companies provide e-learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Zi Corporation supports its strategic partners from offices in Calgary, Beijing, Hong Kong, London, San Francisco, Shenzhen and Stockholm. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Zi Technology

Zi Corporation is committed to expanding the reach of our core technology, eZiText®, and to developing innovative product additions and enhancements that will enable us to achieve increased revenue and profitability in 2002.

During 2001, the Zi Technology business unit:

- Strengthened our customer base by adding or extending 17 eZiText® licensing agreements in Asia and Europe and increasing the scope of two of our existing agreements with major global manufacturers. These licenses are anticipated to allow Zi to increase revenues while decreasing dependence on any one individual customer. At year-end, eZiText® licensees totalled 51 worldwide, of which 14 shipped products and contributed to our 2001 revenues.

- Increased the number of eZiText®-enabled devices in the marketplace. At year-end 2001, eZiText® was embedded on 62 unique mobile phones of which 39 were introduced to the market in 2001.

- Enhanced our ability to reach new customers and markets, and to leverage the successes of others, by adding key strategic sales, marketing and technology partnerships. Our partners range from the world's leading mobile browser providers to original design manufacturers of handsets. Each provide leadership positions in the wireless industry and a strong customer base of their own.

- Accelerated our language leadership by introducing new versions of our eZiText® offering: eZiText® Korean, eZiText® Japanese and eZiText® LITE for Chinese. These new products are anticipated to enable us to reach new geographic regions and tap new markets.

- Announced an enriched product roadmap designed to penetrate deeper in existing target markets and potential new markets. This roadmap addresses the immediate consumer need for an easier-to-use, more intuitive device and the future need for richer, more data-intense content and services, providing Zi with increased revenue opportunities now and in the future.

In the first quarter of 2002, Zi Technology:

- Was successful in two separate intellectual property lawsuits in the United States. The judgments from the California and Washington courts demonstrate that Zi's intellectual property is solid. Specifically, the California judgement upheld that Zi's eZiText® v4.5 does not infringe a patent held by Tegic Communications, a unit of AOL Time Warner. Zi intends to now aggressively pursue the North American market as well as the market for manufacturers seeking a global text input solution.

- Implemented the first phase of our product roadmap by launching a new version of eZiText®, which incorporates powerful features that allow the device to learn from a user's patterns and behaviors. We also announced eZiNet™, our new network-based platform that integrates the power of the network with the device.

- Extended our ability to easily integrate with manufacturers' handset platforms by announcing our integration with Qualcomm's BREW™ platform as well as the availability of eZiText® for use in Java™ environments.

Investments

We are focused on enhancing shareholder value from our two investments, Zi Services and e-Learning. The Company's plans for 2002 include monetizing these two business units.

Zi Services:

- Extended our VoIP development agreement with BTL Systems (HK) Limited for customized IP PBX (private branch exchange) design.

- Commercialized our VoIP offering.

- Completed development of a Bluetooth™ headset design and successfully launched this product in the market.

e-Learning:

- Expanded our English as a Second Language content for sale into the Chinese market, delivering this content to government employees and multi-national customers, opportunities which are expected to grow as a result of the WTO accession and in anticipation of the Olympics.

- Signed four new agreements to deliver online learning content and services for the professional training market in China.

- Completed the acquisition of the North American-based Magic Lantern group of companies following year-end 2001, providing a strong base of content and technology, giving us the opportunity to source and deliver North American content for the Chinese market.



letter to the shareholders

As I reflect on the past year, I am proud of the accomplishments we made in what proved to be a challenging industry and difficult economic conditions. Despite these turbulent times, we remained steadfast in our focus of delivering best-of-breed technologies to make mobile devices easier to use in almost any language. During 2001, we launched three important initiatives to position our company for the future: grow our customer base and help them implement more eZiText®-enabled products in the market; expand our business through focused research and development efforts, and; optimize our organization around our core. We believe the successes we achieved in each of these areas during 2001 now provide us with a strong foundation, a significant and growing global customer set, and a team that is engaged in, aligned with and passionate about our future opportunities.

The most significant accomplishment we achieved last year was the continued growth of our global customer set. At year-end, we listed 51 global companies including Alcatel, Samsung, Kyocera, Ericsson and LG as our customers. These customers have demonstrated their confidence in eZiText® and our technology roadmap, allowing us to successfully launch into important new geographic regions and markets. As of the date of this report, our core product, eZiText®, has been introduced to consumers worldwide on nearly 85 unique mobile devices. In 2002, we will continue to add new customers and work with them to launch even more eZiText®-enabled products.

With a large customer set in place, we strengthened our engineering and research and development capabilities to better serve our customers needs and better capitalize on emerging market opportunities. In 2001, we established a comprehensive product roadmap and began to deliver on it. In fact, in early 2002, we have already launched enhancements to our core technology, eZiText®, introduced a new input method, eZiTap™, and announced our new network-based platform, eZiNet™. These technologies provide new growth and revenue opportunities that we will realize in 2002.

In 2001, we further strengthened our leadership team throughout the Company, and we begin 2002 aligned and energized about the opportunities ahead of us. As well, in 2001, we optimized our organization to reduce costs and increase our efficiencies by establishing three strategic business units: Zi Technology, Zi Services and e-Learning. And finally, we continued to strengthen the Zi brand around the world.

It would be an understatement to say that 2001 was a challenging year for the wireless industry. As the excess of mobile device inventory from the year 2000 finally cleared the distribution channels towards the middle of the year, the industry faced the tragic events of September 11th and a global recession. For the first time in history, the worldwide handset market decreased from the previous year's 410 million to 380 million units.

And while we did not achieve the growth we had anticipated due to the business and telecom environment of 2001, Zi continued on its path of growth, exiting 2001 with increased revenues of nearly 20 per cent. We entered 2002 with a world-class customer base, a strong technology vision, a sound financial platform, and a cohesive leadership team ready to break through to the next level of our evolution.

go

The theme of this year's annual report is 'go'. In a difficult year, our perseverance and resolve stood above uncertainty – and we were successful. In 2002, we continue along the path in our pursuit of growth and profitability. We will move forward to deliver new technologies to our customers. We will drive toward growing our customer base. And, we will proceed to deliver value to our shareholders.

- We will drive further revenue growth by increasing the scope of our licensing agreements with existing customers and by winning new customers in established and developing markets.
- We will increase the Company's value by introducing new products to the market, turning these products into revenue and making strategic acquisitions to complement our product offerings.
- We will implement our strategy of monetizing our investments in Zi Services and e-Learning.



- We will continue to optimize our resources as we proceed toward profitability.

During the first quarter of 2002, we have already begun to see the fruits of our labor. Our customers have introduced a new eZiText® enabled handset to the market nearly every third day.

As well, we were successful in two separate intellectual property lawsuits in the United States against Tegic Communications, a unit of AOL-Time Warner. These two judgments are significant for Zi as they reassure our current and potential customers of the strength of our intellectual property, and they enable us to tap the growing market for North American and global text input solutions.

We certainly could not have achieved the successes we experienced in 2001 without the hard work and unwavering dedication of our employees, the loyalty and ongoing support of our shareholders and the commitment and valuable feedback from our customers and technology partners. I would like to thank you all for your contributions which have made Zi what it is today, and for your anticipated encouragement and commitment as we go into 2002.

Sincerely,

"signed"

Michael E. Lobsinger
Chairman & Chief Executive Officer
April 23, 2002

Zi Corporation's senior management team, from front to back: Michael E. Lobsinger, Chairman & Chief Executive Officer; Gary Kovacs, President; Dale Kearns, Chief Financial Officer; Todd Simpson, Chief Technology Officer; George Tai, Chief Operating Officer





Our core business unit, Zi Technology, develops and licenses eZiText® and other intelligent interface solutions designed to make electronic devices easier to use in any language. Today's primary customers for our technology are mobile phone manufacturers seeking to embed a text input solution for use by consumers to create short messages from their mobile phone. As other information devices, such as set-top boxes and PDAs, become more pervasive, smarter and connected, the need for text input increases. We believe this creates a growth opportunity for Zi Technology's best-of-breed predictive text input solution and a market need for the technologies that are being developed as part of the Company's roadmap.

Zi Market Opportunities

Short messaging service, or SMS, involves one person sending a message from their handheld device to another. The market for SMS is growing around the world, with the strongest penetration in Europe and parts of Asia. Today, over 15 billion short messages are sent every month, and the volume is expected to continue to grow.

In January 2002 alone, subscribers in the United Kingdom sent and received 1.4 billion text messages. SMS has become a crucial revenue stream for global operators. A study by Frost & Sullivan in March 2002 suggests that SMS is expected to see dramatic growth over the next four years from its current level of 186 billion messages per year to an annual 365 billion messages sent across Western Europe in 2006, and to account for approximately ten per cent of total revenues for wireless network operators.

While SMS maintains its growth, handsets and telecom infrastructure are now being developed and deployed to enable the next stage of messaging, known as multi-media messaging service (MMS). MMS enables the addition of graphics, video, sounds and other data-intense information to a person's messages. While this market is still in its infancy, it is expected to take hold by 2006 with revenues worth approximately $27 billion.

These forecasts speak to a new way people around the world are communicating. SMS, and soon MMS, are attractive alternatives to speaking over a cellular/mobile phone; they provide a more efficient way of communicating, can be less expensive for the end-user, and can be a fun way to let a person's personality shine through. In order for messaging to be a compelling alternative, however, devices need to be easier to use and messages need to be easier to create, starting with efficient text input.

We believe that Zi's products and roadmap are positioned to take full advantage of the evolution of messaging. The future is indeed bright for continued growth of eZiText® and related technologies.

Handset sales are also predicted to grow in the coming years, with Merrill Lynch forecasting increases from 380 million in 2001 to 488 million units worldwide in 2002. These sales will inevitably lead to an increase in the global handset penetration rates. With only a ten per cent penetration rate in China currently, that market is expected to see significant growth in new handset sales. In markets where today's penetration rates are higher, including Western Europe and North America, growth will be driven by the sale of replacement handsets with enhanced functionality and next generation applications.

eZiText® makes electronic devices easier to use

eZiText®, Zi's proprietary predictive text input solution, enables manufacturers of electronic devices requiring text input to make their devices easier to use. eZiText® predicts words and/or phrases for use in messaging and other text applications based on the first few keystrokes a person enters. Using the device's alphanumeric keypad, a person presses, one touch per letter, the first few letters of the word and the device begins to offer word candidates from which the user can select.

Worldwide Demand for Mobile Phones


(millions of devices)
replacement phones
new phones
72
34
102
65
171
109
242
168
180
200
207
281
249
344
1997
1998
1999
2000
2001 E
2002 E
2003 E

Source: Merrill Lynch E = estimated





IMNSHO, eZiTap™ makes STI fun!
Translation: In … humble opinion, eZiTap™ make… g in touc… !

This significantly increases the ease, speed and accuracy of text input on any electronic device, including mobile phones, hand-held computers and television set-top boxes.

Currently, Zi licenses eZiText®, which is available in nearly 40 languages and dialects, to partners around the world. During the 2001 fiscal year, Zi Corporation added or extended 17 eZiText® licensing agreements, bringing our total licensing agreements to 51.

Selected eZiText®
Licensees and partners

- Alcatel
- Kenwood
- Kyocera
- LG Electronics
- Legend
- Liberate
- OpenWave
- Samsung
- Sewon
- Sony Ericsson

With 65 unique handsets embedded with eZiText® in the marketplace as of December 31, 2001, we expect to exit fiscal 2002 with eZiText® installed on nearly 120 individual handset models around the world. During the first quarter of 2002, we were well on our way to realizing that goal; our customers introduced a new eZiText®-enabled handset to the market nearly every third day, adding 25 new mobile phone models to our roster.

Enhanced Learning and Personalization Features

Because each person uses their device in a completely unique way from their friends, colleagues and family members, the mobile phone must be able to provide a truly personal user experience. To address that pressing need, Zi added learning and personalization features to eZiText®, allowing consumers to use their devices and create messages in ways that make sense to them and evolves with usage.

For instance, users will now be able to add new words and texting shortcuts into a Personal Dictionary (PD) for fast prediction of those words and phrases when creating messages. Making use of a new feature called the Used Word Dictionary (UWD), eZiText® will also learn directly from the user's usage patterns and predict frequently-used words in priority, making the input process more personal. Other developments include eZiText®'s ability to have words predicted from various applications within the phone, including the device's phone book.

Rather than having to learn how to use the device, users can now have devices learn from them. This is particularly important as messaging becomes more prevalent and users look for more efficient ways to create rich and personal messages.

eZiTap™

In addition to eZiText®'s one-touch input mode described above, Zi Corporation's product roadmap also includes the addition of a new input method, called eZiTap™. Launched during the first quarter of 2002, eZiTap™ is ideal for the large number of users familiar with multi-tap. eZiTap™ input's learning features and prediction capabilities allow users to enjoy increased speed and personalization while multi-tapping.


T o m o r r o w
8 6 6 6
1 Touch 1 Touch 1 Touch 1 Touch
F I N I S H E D

Enter the word 'tomorrow' on your device. In a "multi-tap" environment when there is no predictive text solution, you have to press a key 18 times (once for the letter 't', three times for each 'o', etc). With eZiText®, you only need to enter one key press per letter (a one-touch input mode), and word candidates start being provided. 'Tomorrow' is predicted after only four key presses.

What if one user wants to enter the word 'tomorrow' and another uses 'tonne' more frequently? Since both of these words are associated with the same first three key presses, and the device begins to predict full words after the first or second key press, the device can predict based on a person's previous usage patterns and behavior. 'Tomorrow' will be a primary word candidate for the person who uses that word more frequently, and 'tonne' for the other user.

Users can easily create their own texting shortcuts and have the ability to select predicted word candidates or continue multi-tapping without ever changing input modes.

eZiNet™

As mobile bandwidth grows and allows for richer communication methods such as MMS, it also creates the need to access, from mobile devices, an increasing amount of rich media and data made available on the network. Zi's new eZiNet™ network-based platform, announced during the first quarter of 2002, enables handset manufacturers and network operators to provide users with access to media-rich content and information stored on a network, despite the memory restrictions of the device. Users will be able to easily access the information and applications they desire, without having to navigate complex menus and/or irrelevant information.

eZiNet™ is modular. The first eZiNet™ application module released by Zi Corporation is MyLingo™, which provides users with vocabulary additions to eZiText® and eZiTap™ that can be downloaded quickly and easily. Subsequent modules would index more data-intense information, such as handset features like sound files and pictures, which could be downloaded to a handset and then easily accessed.

Developing our technologies to meet manufacturer standards

Currently there is an industry trend towards a more modular approach when producing a new device and to open standards to allow for the development of software applications. In the past, manufacturers such as Ericsson would see the device from the design, including the radios and the applications, through to the manufacturing. Today, the process is becoming more segmented; parts of the development are often outsourced to different companies, and a third party may manufacture the device on behalf of a brand leader.

For Zi, this opens the door to new opportunities. Instead of just selling our technology to device manufacturers, we now have the opportunity to sell to more players in the value chain, including software providers and contract manufacturers.

Over the past 15 months, Zi has had increasing success in selling our technology to contract manufacturers and has begun to make significant inroads with software providers. To date, we have embedded our technology on various hardware / software platforms, including Texas Instruments' OMAP™ platform and Qualcomm's BREW™ platform. As well, we have developed eZiText® for use in a Java™ environment, allowing predictive input to be instantly integrated into new applications.

Thanks to our rich experience in ensuring our software can be ported to a variety of platform standards, we are confident that we will be able to meet the challenges presented to us as new standards emerge and platforms are developed.


2 n i t e
2 ABC
6 MNO
1 Long Tap 2 Taps
F I N I S H E D

When messaging, many people create their own lingo, combining texting shortcuts, new words and emoticons; others use their own industry jargon. With a word like 'tonight', eZiTap™ allows the user to multi-tap shortcuts like '2nite' into the phone to be used right away and indexed for prediction in the future. The next time you enter '2' while in a messaging application, 2nite will be predicted.

Think of all the groups or communities you belong to, and you can begin to see the possibilities of eZiNet™ and MyLingo™. Teens can use eZiText® to quickly send messages containing names of their favorite music artists. Sports fans can create a list of their favorite teams and use them in sports-related messages. Doctors can send messages to their assistants including industry jargon. And, inventory managers can make parts lists available to their sales teams for use when on the road.





Zi Services

Zi Corporation launched Zi Services during 2000 with the acquisition of Telecom Technology Corporation Limited (TTC). Zi Services develops and licenses turnkey solutions for Voice over Internet Protocol (VoIP) phones, Bluetooth™ applications, and man-machine interface design.

VoIP is an emerging technology that converges voice and data, allowing voice signals to be sent as data packets over any Internet protocol network.

Bluetooth™ is a global standard that enables individual electronic devices to communicate with each other, providing a completely wire-free connection. According to ARC Research Group, the market for Bluetooth™-enabled handsets is expected to reach 26.2 million devices by this year and reach 547 million by 2007. Currently, Zi Services develops Bluetooth™-enabled headsets that are completely interoperable with any Bluetooth™-enabled phone.

Significant Achievements:

During the 2001 fiscal year, Zi Services achieved several significant milestones.

- Commercialized our VoIP offering.
- Completed the development of a Bluetooth™ headset design in conformance with the Bluetooth™ v1.1 standard as established by the Bluetooth Special Interest Group (SIG).

e-Learning

Oztime is an innovative provider of e-learning solutions optimized for the Chinese market. The Oztime e-learning suite combines content, a comprehensive learning platform, and custom services to form a complete end-to-end e-learning experience for customers of any size.

The core of the Oztime suite includes:

- Standardized on-line courseware including existing courses in business, IT/software and English.
- Customized courseware – Oztime can create unique courseware offerings to meet the diverse needs of nearly any user.
- A comprehensive Learning Management System (LMS) – Amethi 2.0 is an online LMS that allows companies and institutions to deliver, track and manage multiple forms of training in a centralized system.

Significant Achievements:

Leadership – In 2001, Oztime appointed Howard Balloch, former Canadian Ambassador to China and currently a member of the Zi Corporation Board of Directors, to the position of Chairman of Oztime to oversee the rapid execution of Oztime commercial development.

Growth – Oztime signed agreements to deliver on-line learning content and services to Nokia, the State Statistics Bureau, various government departments, Chongqing Electric and Haidan University.

During the first quarter of 2002, Zi acquired the Magic Lantern group of companies, an established Canadian education products and services provider. The Magic Lantern group of companies is the first stage in executing Zi's plan to monetize our e-learning investment. With exclusive distribution rights to over 300 film producers representing over 14,000 educational film titles and a strong customer base including 9,000 schools in Canada, Canadian Learning Television, TV Ontario and History Television, Magic Lantern is a strong addition to Oztime. The Magic Lantern acquisition provides Zi with a North American base which gives the opportunity to source and deliver North American content for the Asia Pacific market.

management's discussion and analysis of results and operations

Overview

The Zi Technology offering is founded on a predictive text input solution for communication devices. eZiText® is an intelligent interface solution enabling easy, fast and intuitive text input on any electronic device including mobile phones, PDAs, handheld computers and television set-top boxes. eZiText® enables users to enter idiographic and alphabetic text into devices with numeric keypads. The eZiText® core engine, paired with language databases, predicts and completes true word candidates before all letters of a word are entered. eZiText® has an intelligent indexing engine that allows users to enter text on their devices in a personalized way because it learns from usage patterns and behaviors. It also allows users to access words from applications on the device, such as user-created dictionaries and phone books. eZiNet™ is being marketed to device manufacturers and operators as a client-server platform that allows subscribers to access information that is not stored on the device. The first application module for this platform is MyLingo™, which provides users vocabulary additions that can be downloaded to wireless devices.

Zi's technology, to date, has been embedded primarily on wireless communication devices with numeric keypads. At December 31, 2001 Zi had 51 eZiText® license agreements signed. Zi's customers consist mainly of original equipment manufacturers ("OEMs") and include Ericsson, Alcatel and Samsung. Substantially all of the eZiText®-enabled devices have been sold in the Asian markets where the idiographic languages make eZiText® a valuable technology feature on devices.

During 2001, the global market for wireless devices declined to approximately 380 million units, a decrease of 20 per cent to 33 per cent in certain major markets. The beginning of the 2001 fiscal year was marked by global-wide excess inventory levels of wireless devices, primarily as a result of product shipment levels during the latter part of 2000. By mid 2001, excess inventory cleared the channels and for the second half of the year, the market appeared promising for growth. The second half of 2001 was, unfortunately, marked by disruption from the tragedy in New York and a global economic recession.

In spite of the decrease in demand for wireless devices and other events, Zi anticipated its 2001 revenue would increase as more licensees delivered eZiText®-enabled products to market, and revenue did increase by nearly 20 per cent. During 2001 Zi was forced to defend itself against litigation in the United States, seeking to determine whether Zi's patent infringed that of the plaintiff. Following year-end, Zi received a favorable ruling. The adverse impact of the litigation on the Company's ability to sell into the important North American market and the opportunity to provide OEMs with a global technology solution was significant.

Indications in the first few months of 2002 suggest the market is improving. In the first months of 2002, the number of eZiText®-enabled products in the market is expected to increase from 62 to nearly 85. As well, important North American and global contracts have been signed.

In 2001, Zi aligned itself into three strategic business units: Zi Technology, Zi Services and e-Learning. Zi's primary strategic focus in the longer term is Zi Technology. Zi intends to monetize the value of its Zi Services and e-Learning business units at an opportune time.

Zi Services has focused on developing and licensing turnkey solutions for Voice over Internet Protocol (VoIP) phones, Bluetooth™ applications and man-machine interface design.

VoIP is an emerging technology that converges voice and data, allowing voice signals to be sent as data packets over any Internet protocol network.

Bluetooth™ is a global standard that enables individual electronic devices to communicate with each other, providing a completely wire-free connection.

At December 31, 2001 our e-Learning business unit included Oztime and English Practice. Subsequent to year-end, we added Magic Lantern to our e-Learning business unit.

Oztime is a leading provider of e-learning in China, combining technology, content and customer service for Chinese organizations, enterprises and individuals.

Financial review

This discussion and analysis of financial condition and results of operations for the three years ended December 31, 2001, 2000 and 1999, should be read in conjunction with the consolidated financial statements and related notes in the annual report. The effects on net loss arising from differences in generally accepted accounting principles between Canada and the United States are outlined in note 11 to the consolidated financial statements.

There were no significant accounting policy changes in 2001. In 2002, Zi will adopt new accounting policies with respect to goodwill and intangibles as required under Canadian and U.S. GAAP. As a result, Zi will cease amortization of goodwill commencing January 1, 2002.

Results of operations

The continued commercialization of Zi's technology resulted in a revenue increase of 19 per cent over that in 2000.

Revenue rose to $6.2 million from $5.2 million in 2000. The increase is due primarily to the increase in size of our eZiText® customer base, with 14 licensees contributing to revenue at December 31, 2001, compared to three in 2000.

Our net loss for 2001 increased to $18.5 million from $12.0 million in 2000. Loss per share increased from $0.33 in 2000 to $0.50 in 2001. The majority of the increase in net loss is attributable to increased selling, general and administrative expenses ("SG&A") which rose $3.7 million or 26 per cent over 2000. Nearly one half of the increase in SG&A was the result of litigation costs incurred to protect the Company's intellectual property position. As well, SG&A increased year over year from the effect of a full year of ownership of the Zi Services business unit that was acquired in June of 2000. Interest earned on cash equivalents and short-term investments fell by $1.7 million due to declining interest rates and lower cash balances.

Revenue

Revenue rose $1.0 million or 19 per cent over 2000. License and implementation fees rose $0.4 million or nine per cent over 2000. Engineering services revenue increased $0.3 million or 47 per cent over 2000. Other product revenue rose $0.3 million.

License and implementation fees reflect revenue from 14 licensees, compared to three a year earlier. Excluding one customer, revenue increased 73 per cent year over year. Revenue from that one customer declined by 61 per cent or $2.5 million as a result of its transition from a Chinese-only based agreement to a global agreement, wherein an interim fixed quarterly fee was paid during the year. Once the transition is complete, license fees will revert to a unit based fee and we anticipate that revenue under the new agreement will increase.

Through this diversification of our customer base, we have substantially reduced our risk of economic dependence on two key customers. In 2001, those two customers accounted for 44 per cent of our revenue whereas in 2000 they accounted for 75 per cent of our revenue, and 85 per cent in 1999.

In 2000, our revenues rose to $5.2 million from $2.5 million in 1999. This increase of 113 per cent was largely the result of increased recurring license fees. License fees grew to $3.9 million in 2000 from $1.7 million in 1999.

In 1999, Zi's revenue grew 51 per cent to $2.5 million compared to $1.6 million in 1998. License fees, which were introduced in the last four months of 1999, accounted for 70 per cent of total 1999 revenues.

Cost of sales and gross margin

In 2001, gross margin increased $0.3 million or eight per cent over the level in 2000. As a percentage of revenue, gross margin decreased to 73 per cent from 80 per cent in 2000.

Gross margin from license and implementations decreased to 73 per cent of revenue from 79 per cent of revenue in 2000. This is due to the fact that in 2001, Zi's implementation revenue as a proportion of the total license and implementation revenues was higher, and implementations have higher cost of sales than license fees.

Gross margin from engineering services fell to 65 per cent of revenue from 91 per cent of revenue in 2000. In 2001, Zi Services generated revenue through the production of Bluetooth™-enabled headsets. In 2000, Zi Services revenue primarily was delivered from the sale of services, which did not have costs associated with producing a finished product.

Selling, general and administrative expenses

SG&A increased $3.7 million or 26 per cent to $17.8 million from $14.2 million in 2000. A significant component of the increase were litigation costs. Legal fees in 2001 were $3.1 million compared to $1.6 million in 2000. Adjusted for legal fees, the increase in SG&A was $2.2 million or 18 per cent over 2000, substantially all of which is attributable to the operation of the Zi Services business unit, acquired in June of 2000.

During 2001, Zi made significant strides to reduce its SG&A, particularly those related to the Japan and Hong Kong offices. These efforts have resulted in substantial reductions realized in the fourth quarter of 2001. Our SG&A has decreased from $4.8 million in the first quarter of 2001 to $4.0 million in the fourth quarter. This represents an annualized savings of $3.2 million in SG&A.

The increase in legal fees was related primarily to the patent litigation. In early 2002, district courts in California and Washington handed down favorable decisions for Zi. In the California case, the court ruled that Zi does not infringe the plaintiff's patent, paving the way for Zi to sell its technology in the North American market. In the Washington case, the court ruled that the defendant had infringed Zi's patent.

During 2000, SG&A rose to $14.2 million from $4.1 million in 1999 due to increases in staff and service costs including salaries, benefits, consulting fees, legal and accounting fees, office rent, utilities and insurance which were approximately two and a half times that of the previous year. Travel, trade shows, advertising and other promotion costs in 2000 increased about one and a half times that over the prior year.

During 1999, SG&A increased by $0.3 million due to personnel costs. Corporate travel costs increased by $0.4 million reflecting the travel requirements to serve the company's increasingly global customer base.

Product research and development expense

Product research and development expense rose 31 per cent to $3.7 million in 2001 from $2.8 million in 2000. Product research and development costs relate to the development cost for new, not yet commercialized products as well as the ongoing development and enhancement of products that have already been delivered to market.

Over the past three years eZiText® has matured. In 1999, eZiText® was a product, though technically feasible, in the early stages of its life cycle and substantially all development costs were deferred. In 2000, we continued to refine and develop eZiText®, and certain of the costs related to eZiText® were expensed to reflect costs related to maintenance and upgrades of the product. In 2001, this trend continued.

In Zi Services, all of the product research and development costs were expensed during 2000 on the basis the product was still in initial stages of feasibility and development. In 2001, Zi Services achieved the critical milestone of proving technical feasibility and commercial viability with its Bluetooth™ and VoIP products and Zi commenced deferring related costs.

In Oztime, all of the product research and development costs prior to 2001 were expensed. In 2001, Oztime achieved the critical milestone of proving technical feasibility and commercial viability through customer acceptance of its technology. Thus, in 2001, Oztime commenced deferral of product development costs.

In 2001, product research and development expense rose by $0.9 million over 2000 as a result of increased maintenance and upgrade costs related to eZiText®. In 2000, product research and development expense increased by $0.3 million over 1999 as a result of the acquisition of Zi Services.

Depreciation and amortization

In 2001, depreciation and amortization was $4.6 million, compared to $3.9 million in 2000 and $1.2 million in 1999. Approximately $0.4 million of the increase in 2001 is related to the amortization of goodwill and human capital acquired through the acquisitions of English Practice Inc. ("EPI") and Telecom Technology Corporation Limited (now Zi Services). The remainder of the increases are largely attributable to the amortization of deferred costs as the company continues to invest in its product and technology development activities.

In 2000, depreciation and amortization increased to $3.9 million from $1.2 million a year earlier. The majority of the increase related to amortization of software development costs of $1.5 million; $0.7 million related to the acquisitions of EPI, Zi Services and Oztime; and $0.5 million attributable to depreciation of capital assets.

In 1999, depreciation and amortization increased to $1.2 million from $0.6 million a year earlier as a result of higher deferral of software development costs.

Interest and other income

The reduction in interest income to $1.6 million in 2001 from $3.3 million in 2000 was due to declining interest rates and lower cash balances. Interest rates earned on funds during 2000 were in the range of five to six per cent. In 2001, interest rates dropped to a low of 2.5 per cent. Our cash and short-term deposits also declined from $46.9 million at the end of 2000 to $27.7 million at December 31, 2001.

The significant increase in 2000 interest income to $3.3 million from the $0.2 million recorded in 1999 was the result of interest earned on funds raised through private placements and the exercise of stock options that occurred in late 1999 and during 2000.

Interest rates earned on these funds did not change significantly between 2000 and 1999.

Cash on hand at December 31, 1999 was a the result of a private placement that occurred in late December 1999 and therefore interest income in 1999 did not change significantly from 1998.

Interest expense

Interest on long-term debt in 2001 and 2000 represents interest on capital lease obligations. These obligations relate to the purchase of computer and communications equipment.

In 2000, interest expense did not change significantly over 1999. Interest expense in 1999 increased marginally and represented interest on convertible notes issued in 1998. These notes were converted to common shares in December 1999.

Income tax expense

As an international company subject to income tax rates in different countries, Zi's consolidated effective tax rate is the blend of varying rates on pre-tax profits and losses in several tax jurisdictions. Utilization of previous years' tax losses, changes in income sources and applicable rates result in fluctuations in the effective tax rate. In 2001, 2000 and 1999, Zi incurred losses for tax purposes, the benefit of which has not been reflected in these financial statements. A valuation allowance equivalent to the full value of the future tax assets of $4.2 million is reflected in the financial statements.

Zi has tax loss carry-forwards of approximately $48.8 million, which can be applied against future years' taxable income in their respective jurisdictions. Taxable income earned by Zi's foreign subsidiaries is subject to the Canadian foreign affiliate rules. For Canadian companies, there is no additional Canadian income tax on repatriated profits from active business operations in countries with which Canada has a tax treaty.

Net loss

Zi's net loss increased to $18.5 million in 2001 from $12.0 million in 2000. The increase in loss of $6.5 million was due to:

- $3.6 million increase in SG&A costs, which included a $1.5 million increase in litigation costs;
- $0.9 million increase in product research and development expense;
- $0.7 million increase in depreciation and amortization;
- $1.7 million decline in interest income, offset by;
- $0.3 million increase in gross margin; and
- $0.1 million increase in foreign exchange gain.

In 2000, Zi's net loss increased to $12.0 million from $5.5 million in 1999. The increase in loss of $6.5 million was due to:

- $10.1 million increase in SG&A costs;
- $0.3 million increase in product research and development expense;
- $2.7 million increase in depreciation and amortization, offset by;
- $1.7 million increase in foreign exchange gain;
- $1.8 million increase in gross margin, and;
- $3.1 million increase in interest income.

In 1999, Zi's net loss increased to $5.5 million from $2.3 million in 1998. The increase in loss of $3.2 million was primarily due to a $1.4 million increase in SG&A costs and a $0.6 million increase in depreciation and amortization.

Financial condition and liquidity

At year-end, Zi had cash, cash equivalents and short-term investments of $27.7 million. Short-term investments include commercial paper with original maturities in excess of three months. The objective of Zi's investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

At December 31, 2000, Zi had cash, cash equivalents and short-term investments of $46.9 million. At December 31, 1999, Zi had funds available of $27.6 million.

Cash requirements outlook

Zi's cash position is sufficient to meet current operating requirements and foreseeable business development plans. Cash, cash equivalents and short-term investments at December 31, 2001 reflect a multiple of two times cash flow applied to operating activities for the twelve months then ended. Assuming neither an increase nor decrease, there are sufficient funds to cover cash flow applied to operating activities for 24 months.

Operating activities

Cash applied to operations in 2001 increased to $12.7 million from $7.6 million in 2000. The $5.1 million year over year increase in cash applied to operations was due to the increase in net loss, adjusted for non-cash items of $6.0 million, offset by $1.0 million of cash generated from non-cash working capital than in the previous year.

In 2001, non-cash working capital generated $1.4 million in cash. This was due to the increase in deferred revenue at December 31, 2001 of $0.6 million. The deferred revenue at December 31, 2001 relates to prepaid annual maintenance fees for eZiText® licensees.

In 2000, non-cash working capital generated $0.5 million in cash. This was largely due to the growth of Zi's operating expenses which results in a corresponding increase in accounts payable.

In 1999, non-cash working capital required $1.6 million in cash. This was largely due to the increase in Zi's revenues from 1998, which resulted in a corresponding increase in accounts receivable.

Financing activities

The company has financed its operating and investing activities during the last three years principally as follows:

Year	Method of financing	Amount ($millions)
2001	issue of common shares pursuant to exercise of stock options	$ 2.9
2000	issue of common shares pursuant to private placements and exercise of stock options and warrants (net of issue costs)	$ 36.8
1999	issue of common shares pursuant to private placements and exercise of stock options and warrants (net of issue costs)	$ 34.3

Investing activities

In 2001, cash used in investing activities was $17.6 million, an increase of $13.8 million from $3.8 million used in 2000. Adjusted for short term investments, cash used in investing activities was $9.0 million in 2001 compared to $9.9 million in the prior year.

The decrease of $0.9 million in year over year cash used in investing activities is due to a $3.2 million decrease in acquisitions and a $0.8 million decrease in the purchase of capital assets, offset by a $3.2 million increase in software development costs.

In 2001, $1.9 million of the deferred costs related to eZiText® compared to $4.6 million in 2000. In late 2001, we commenced new development activities on Zi Technology related to eZiNet™ and other new products, and we anticipate that in 2002 software development costs related to Zi Technology related technology will increase.

Deferred software development costs related to Zi Services and Oztime increased from nil in prior years to $3.3 million and $2.6 million, respectively. Software development costs in Zi Services relate to emerging Bluetooth™ and VoIP technologies. In Oztime, software development costs related primarily to Oztime's proprietary Learning Management System.

The reduction in the amount of cash used for investing activities during 2000 compared to 1999 was largely due to the conversion of short-term investments, which generated $6.1 million of cash. Cash was used to purchase $2.0 million of capital assets, acquire EPI and Zi Services for $5.0 million less $1.9 million of cash held by the subsidiaries, and incur $4.6 million of deferred research and development expenditures.

The increase in 1999 over 1998 was largely due to the investment of $6.1 million in short-term investments. Cash was primarily utilized to purchase capital assets, net of disposals, amounting to $0.3 million and product development costs of $1.3 million that were deferred.

Impact of inflation and changing prices

Inflation is not a major factor affecting continuing operations.

Foreign currency

The foreign operations of the company are translated into Canadian dollars for financial statement presentation. Consequently, movements in exchange rates may have significant impact on financial results.

Substantially all of the Company's product revenues are denominated in U.S. dollars while expenses are denominated in Canadian dollars, Hong Kong dollars, U.S. dollars and Chinese Renminbi. Based on the 2001 distribution of revenues and cash flows, a one per cent change in the Canadian dollar relative to the U.S. dollar is estimated to affect revenues by $62,000 and expenses by $111,000.

Risks and Uncertainties

We are a global company and conduct business in many countries of the world across several continents, including North America, Asia and Europe. Our business is subject to risks arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies and foreign exchange fluctuations and controls. We try to minimize these risks, but there can be no assurance that they can be avoided, or that they will not have a materially adverse effect on our business.

As a result of our rapid growth, our capital requirements have increased substantially. Although we anticipate our 2002 capital requirements will be less than that of 2001, we will require capital beyond 2002 to finance continued growth of our operations and to execute our business plan.

The markets in which we compete are relatively new and may never fully develop. To succeed we must develop and integrate new products and enhance the performance of existing products on a timely basis.

Special Note Regarding Forward-Looking Statement

Certain statements in this Management's Discussion and Analysis constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on Zi's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions and competitive actions as described in the Form 20-F.

Management's Report

Management is responsible for preparing the Company's consolidated financial statements and the other information that appears in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and reasonably present the Company's financial condition and results of operations in conformity with Canadian generally accepted accounting principles. Management has included in the Company's financial statements amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

The Company maintains a system of internal accounting policies, procedures, and controls intended to provide reasonable assurance, at appropriate cost, that transactions are executed in accordance with Company authorization and are properly recorded and reported in the financial statements, and that assets are adequately safeguarded.

Deloitte & Touche LLP audits the Company's consolidated financial statements in accordance with Canadian and United States generally accepted auditing standards and provides an objective, independent review of the Company's internal controls and the fairness of its reported financial condition and results of operations.

The Zi Board of Directors has an Audit Committee composed of non-management Directors. The Committee meets with financial management and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.

"signed"

Michael E. Lobsinger
Chairman & Chief Executive Officer
March 12, 2002

"signed"

Dale Kearns
Chief Financial Officer

Auditors' Report

To the shareholders of Zi Corporation:

We have audited the consolidated balance sheets of Zi Corporation as at December 31, 2001, 2000, and 1999 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants, Calgary, Alberta, March 12, 2002

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. During the year ended December 31, 2001 the Company changed to the treasury method for calculating earnings per share to conform to the Canadian Institute of Chartered Accountants Handbook Section 3500. The impact of this change in accounting policy is set out in note 1 to the consolidated financial statements.

Deloitte & Touche LLP

Chartered Accountants, Calgary, Alberta, March 12, 2002

Consolidated Balance Sheets

As at December 31	**2001**	2000	1999
Assets			
Current assets			
Cash and cash equivalents	**$ 19,090,964**	$ 46,891,866	$ 21,519,737
Short-term investments	**8,577,503**	–	6,111,987
Accounts receivable	**2,752,262**	3,265,301	2,226,004
Work-in-progress and inventory	**509,298**	–	–
Prepayments and deposits	**909,388**	1,244,111	530,985
	31,839,415	51,401,278	30,388,713
Capital assets – net (note 3)	**3,160,008**	2,984,978	650,245
Intangible assets – net (note 4)	**13,082,923**	8,467,096	2,964,516
	$ 48,082,346	$ 62,853,352	$ 34,003,474
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and accrued liabilities	**$ 3,097,692**	$ 2,658,223	$ 1,031,410
Deferred revenue	**773,115**	140,975	–
Current portion of capital lease obligations (note 5)	**175,996**	152,948	–
	4,046,803	2,952,146	1,031,410
Capital lease obligations (note 5)	**159,013**	238,066	–
	4,205,816	3,190,212	1,031,410
Shareholders' equity			
Share capital (note 6)	**94,871,503**	91,975,823	53,326,681
Deficit	**(50,994,973)**	(32,312,683)	(20,354,617)
	43,876,530	59,663,140	32,972,064
	$ 48,082,346	$ 62,853,352	$ 34,003,474

See accompanying notes to consolidated financial statements.

"signed"
Michael E. Lobsinger
Director

"signed"
Derrick R. Armstrong
Director

Consolidated Statements of Loss and Deficit

Years ended December 31	**2001**	2000	1999
Revenue			
License and implementation fees	**$ 5,130,553**	$ 4,675,462	$ 2,388,755
Engineering services	**798,651**	543,805	46,186
Other product revenue	**302,564**	20,499	20,308
	6,231,768	5,239,766	2,455,249
Cost of sales			
License and implementation fees	**1,412,123**	987,537	92,372
Engineering services	**280,279**	48,443	–
	1,692,402	1,035,980	92,372
Gross margin	**4,539,366**	4,203,786	2,362,877
Selling general and administrative	**(17,847,762)**	(14,189,861)	(4,081,908)
Product research and development	**(3,720,410)**	(2,837,389)	(2,513,621)
Depreciation and amortization	**(4,577,324)**	(3,867,596)	(1,185,761)
Foreign exchange gain (loss)	**1,601,573**	1,465,154	(218,554)
Operating loss before undernoted	**(20,004,557)**	(15,225,906)	(5,636,967)
Interest on long term debt	**(50,744)**	(7,016)	(40,000)
Other interest	**(6,676)**	(1,543)	–
Interest income and other income	**1,553,973**	3,276,399	173,750
Loss before income taxes	**(18,508,004)**	(11,958,066)	(5,503,217)
Income taxes	**(174,286)**	–	–
Net loss	**(18,682,290)**	(11,958,066)	(5,503,217)
Deficit, beginning of period	**(32,312,683)**	(20,354,617)	(14,851,400)
Deficit, end of period	**$ (50,994,973)**	$ (32,312,683)	$(20,354,617)
Basic loss per share	**$ (0.50)**	$ (0.33)	$ (0.18)
Diluted loss per share (note 1)	**$ (0.50)**	$ (0.33)	$ (0.18)
Weighted average common shares	**37,230,905**	36,690,256	30,876,262
Common shares outstanding, end of period	**37,544,650**	36,990,967	34,818,867

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow

Years ended December 31	2001	2000	1999
Operating activities:			
Net loss	**$ (18,682,290)**	$ (11,958,066)	$ (5,503,217)
Items not affecting cash:			
(Gain) loss on dispositions of capital assets	**(20,983)**	(6,744)	21,428
Depreciation and amortization	**4,577,324**	3,867,596	1,185,761
Funds applied to operations	**(14,125,949)**	(8,097,214)	(4,296,028)
Decrease (increase) in non-cash working capital	**1,410,072**	457,417	(1,627,938)
Cash flow applied to operations	**(12,715,877)**	(7,639,797)	(5,923,966)
Financing activities:			
Proceeds from issuance of common shares	**2,645,680**	36,836,643	34,280,404
Payment of capital lease obligations	**(139,700)**	(53,973)	(1,331)
	2,505,980	36,782,670	34,279,073
Investing activities:			
Short-term investments	**(8,577,503)**	6,111,987	(6,111,987)
Purchase of capital assets	**(1,192,244)**	(1,989,221)	(351,909)
Proceeds from capital dispositions	**118,321**	15,787	8,119
Software development costs	**(7,796,943)**	(4,626,449)	(1,282,699)
Other deferred costs	**(142,636)**	(119,202)	(168,101)
Acquisition of subsidiaries net of cash acquired	**–**	(3,163,646)	21,360
	(17,591,005)	(3,770,744)	(7,885,217)
Net cash (outflow) inflow	**(27,800,902)**	25,372,129	20,469,890
Cash and cash equivalents, beginning of year	**46,891,866**	21,519,737	1,049,847
Cash and cash equivalents, end of year	**$ 19,090,964**	$ 46,891,866	$ 21,519,737
Non cash financing activity			
Equipment acquired under capital lease	**$ 83,695**	$ 433,090	$ –
Patent acquired through share issuance	**$ 250,000**	$ –	$ –
Conversion of note payable	**$ –**	$ –	$ 500,000
Components of cash and cash equivalents			
Cash	**$ 4,971,376**	$ 3,572,552	$ 827,326
Cash equivalents	**$ 14,119,588**	$ 43,319,314	$ 20,692,411
Supplemental cash flow information			
Cash paid for interest	**$ 57,420**	$ 9,107	$ 40,000
Cash paid for income taxes	**$ 174,286**	$ –	$ –

See accompanying notes to consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management using the historical cost basis in accordance with Canadian generally accepted accounting principles, which conform in all material respects with those in the United States, except as disclosed in note 11.

Principles of consolidation
These consolidated financial statements include the accounts of Zi Corporation (the "Company") and its subsidiaries. All material inter-company transactions have been eliminated.

Foreign currency translation
The accounts of the Company's integrated operations in foreign subsidiaries are translated into Canadian dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. Revenue and expense items are translated at the exchange rate in effect when each of the items is recognized. Amortization is translated at the exchange rate used for those assets giving rise to the amortization.

Use of estimates
Estimates include allowance for doubtful accounts; estimated useful life of intangible assets, deferred costs and capital assets; provisions for contingent liabilities; valuation allowance for future tax assets; and revenue for licensing and engineering consulting services using the percentage of completion method, and reflect management's best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant.

Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Short-term investments
Short-term investments include term deposits and other highly liquid investments with original maturities greater than three months.

Capital assets
The Company records capital assets at cost and provides for amortization over the life of the asset using the declining-balance method at a rate of 30% for computer and office equipment. Leasehold improvements are recorded at cost and amortized using the straight-line method over the remaining term of the lease.

The net cost of assets retired or otherwise disposed and the related accumulated amortization are eliminated from the accounts in the year of disposal and the resulting gain or loss included in income at that time.

Intangible assets
The Company records intangible assets at cost and provides for amortization over their expected useful lives using the straight-line method over the following periods:

Acquired software licenses	3 years
Patents acquired	11 years
Goodwill	5 years
Human capital	3 years
Deferred start-up costs	5 years
Software development costs	3 years

Development costs incurred prior to the establishment of the technological and financial feasibility of a particular software project are expensed as incurred. Software development costs are capitalized when the technological and financial feasibility of a project is established. Capitalized costs are amortized commencing in the period of the products' commercial release.

The Company periodically reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows from such assets less estimated future cash outflows is less than the carrying amount, an impairment loss is recognized.

Revenue recognition

The Company recognizes revenue when it is earned and realized or realizable in a manner consistent with interpretations in Staff Accounting bulletin No. 101 of the U.S. Securities and Exchange Commission, except as disclosed in note 11.

Revenue from consulting, licensing and engineering services is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known.

Under licensing arrangements, the Company recognizes revenues on a percentage of completion method as discussed above, provided that: a non-cancelable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist.

Revenues from royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned.

Income taxes

Commencing January 1, 2000, the Company adopted Section 3465 of the Canadian Institute of Chartered Accountants Handbook wherein the liability method is used for determining income taxes. In adopting this section, there was no impact on the consolidated financial statements other than the disclosure in note 7. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable that would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce net future tax assets to an amount that is more likely than not to be realized.

Leases

Leases are classified as capital or operating leases. A lease that transfers substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded as if it were an acquisition of an asset and the incurrence of an obligation. Assets recorded as capital leases are amortized on a basis consistent with that of accounting for capital assets.

Earnings per share

Commencing January 1, 2001, the Company adopted the new Canadian Institute of Chartered Accountants' standard related to earnings per share. Earnings per share are computed based on the weighted average basic number of shares outstanding for the period. Diluted earnings per share have been calculated using the treasury stock method, whereby diluted earnings per share are calculated as if options were exercised at the beginning of the year and funds received were used to purchase the Company's own stock. Diluted loss per share in 2001, 2000 and 1999 was anti-dilutive.

Financial instruments

Accounts receivable, accounts payable, accrued liabilities and capital lease obligations constitute financial instruments. The carrying values of these financial instruments approximate their fair value given the relatively short periods to maturity.

The Company is exposed to the risks arising from fluctuations in foreign exchange rates, and the volatility of those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency exchange risk.

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in note 6. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

2. ACQUISITIONS

All acquisitions have been accounted for using the purchase method with results from operations included in these financial statements from the date of acquisition.

2000 Acquisition – English Practice.com Inc. ("EPI")

On June 15, 2000 the Company acquired all the outstanding shares of EPI, an internet-website host, in exchange for $332,220 cash, closing costs of $13,932 and 250,000 shares of the Company. Of these shares, 80,000 were issued upon closing and the remainder was escrowed pending completion of certain operational milestones. In December 2000, it was agreed these milestones would not be met. As a result, the purchase agreement was amended. Eighty-five thousand shares were cancelled, 45,000 are to be released over the period May 30, 2001 to May 31, 2002 and 40,000 remained in escrow subject to certain performance obligations (see note 6).

The fair value of common shares was based on the average trading price surrounding the date of acquisition. The purchase price for EPI was allocated as follows:

Net assets acquired:		
Bank indebtedness	$	(4,158)
Non-cash working capital		13,253
Capital assets		11,551
Goodwill		2,138,006
	$	2,158,652

2000 Acquisition – Telecom Technology Corporation Limited ("TTC")

On July 22, 2000 the Company acquired all the outstanding shares of TTC, an engineering design services provider, in exchange for cash of $4,744,771. The purchase price of TTC was allocated as follows:

Net assets acquired:		
Cash	$	1,931,435
Non-cash working capital		431,473
Capital assets		618,070
Human capital – key management personnel		705,517
Goodwill		1,058,276
	$	4,744,771

1999 Acquisition – Beijing Oz Education Network Co. Ltd. ("Oztime")

On October 15, 1999 the Company acquired all the outstanding shares of Oztime, an educational service producer, in exchange for 100,000 shares of the Company.

The fair value of common shares was based on average trading price surrounding the date of acquisition. The purchase price for Oztime was allocated as follows:

Net assets acquired:		
Cash	$	21,360
Capital assets		80,373
Deferred costs		91,371
Non-cash working capital		(14,261)
Goodwill		892,157
	$	1,071,000

3. CAPITAL ASSETS

		Cost		Accumulated amortization		Net book value
2001						
Computer and office equipment	**$**	**5,054,400**	**$**	**2,139,247**	**$**	**2,915,153**
Leasehold improvements		**637,635**		**392,780**		**244,855**
	$	**5,692,035**	**$**	**2,532,027**	**$**	**3,160,008**
2000						
Computer and office equipment	$	4,143,140	$	1,480,452	$	2,662,688
Leasehold improvements		560,008		237,718		322,290
	$	4,703,148	$	1,718,170	$	2,984,978
1999						
Computer and office equipment	$	1,402,705	$	864,738	$	537,967
Leasehold improvements		257,554		145,276		112,278
	$	1,660,259	$	1,010,014	$	650,245

Included in computer and office equipment are assets under capital lease totaling $516,785 (2000 – $493,871; 1999 – $60,781) and related accumulated amortization of $186,803 (2000 – $93,410; 1999 – $53,296).

4. INTANGIBLE ASSETS

2001		Cost		Accumulated amortization		Net book value
Patent	**$**	**850,390**	**$**	**217,980**	**$**	**632,410**
Software development costs		**15,100,766**		**5,975,729**		**9,125,037**
Goodwill and human capital		**4,793,956**		**1,697,431**		**3,096,525**
Acquired software licenses		**75,645**		**29,360**		**46,285**
Deferred start-up costs		**306,143**		**123,477**		**182,666**
	$	**21,126,900**	**$**	**8,043,977**	**$**	**13,082,923**
2000						
Patent	$	468,000	$	127,636	$	340,364
Software development costs		7,303,822		3,677,059		3,626,763
Goodwill and human capital		4,793,956		614,024		4,179,932
Acquired software licenses		75,645		–		75,645
Deferred start-up costs		305,351		60,959		244,392
	$	12,946,774	$	4,479,678	$	8,467,096
1999						
Patent	$	468,000	$	85,091	$	382,909
Software development costs		2,677,373		1,249,717		1,427,656
Goodwill		892,157		–		892,157
Deferred start-up costs		261,794		–		261,794
	$	4,299,324	$	1,334,808	$	2,964,516

During 2001, $7,796,943 (2000 – $4,626,449; 1999 – $1,282,699) of development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization in 2001 includes $2,298,670 of amortization of development costs (2000 – $2,427,342; 1999 – $888,630).

5. CAPITAL LEASE OBLIGATIONS

The Company has entered into leases for computer equipment with payment terms over three years with interest at rates varying between 8.86% to 19.22%. Obligations as at December 31, 2001 were $335,009 (2000 – $391,014). The current portion at December 31, 2001 was $175,996 (2000 – $152,948).

The future minimum lease payments under the capital leases are as follows:

2002	$	207,850
2003		156,666
2004		14,771
Total minimum lease payments		379,287
Amount representing interest		44,278
Amount included in current liabilities		175,996
	$	159,013

6. SHARE CAPITAL

	Number of shares	$ Amount
Authorized:		
Unlimited number of common shares		
Unlimited number of Class A, 9% convertible, preferred shares		
Issued: Common shares		
Balance, December 31, 1998	**28,348,817**	**17,475,274**
Issued on exercise of stock options	1,635,400	6,216,146
Issued on exercise of warrants	1,950,000	5,114,812
Issued on conversion of notes payable	133,334	500,000
Issued pursuant to acquisition of Oztime	100,000	1,071,000
Issued under private placements	2,651,316	22,949,449
Balance, December 31, 1999	**34,818,867**	**53,326,681**
Issued on exercise of stock options	772,100	2,840,562
Issued pursuant to acquisition of EPI less shares held in performance escrow	125,000	1,812,500
Issued under private placements	1,275,000	33,996,080
Balance, December 31, 2000	**36,990,967**	**91,975,823**
Issued on exercise of stock options	528,683	2,645,680
Issued for patents acquired	25,000	250,000
Balance, December 31, 2001	**37,544,650**	**94,871,503**

Common share warrants

At December 31, 2001, the Company has 1,482,233 share purchase warrants outstanding to acquire 1,482,233 common shares of the Company. These warrants were initially issued in connection with private placements in 1999 and 2000. On December 10, 2001, the Company amended the terms of the warrants to extend their expiry date to December 29, 2002 and to amend the exercise price to US$7.00. The Company has not assigned any value to these warrants.

Stock options

At December 31, 2001, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 8,615,000 common shares for issuance under the plan. At December 31, 2001, the Company had 381,765 shares remaining reserved for possible future allocation under the plan.

Stock option activity and related information for the three years ended December 31, 2001 is as follows:

	2001 Shares under options	2001 Weighted average exercise price	2000 Shares under options	2000 Weighted average exercise price	1999 Shares under options	1999 Weighted average exercise price
Outstanding, beginning of year	**5,486,151**	**$ 9.09**	4,267,600	$ 5.37	4,502,200	$ 4.34
Granted	**1,893,498**	**10.85**	2,374,217	14.61	2,011,000	6.53
Exercised	**(528,683)**	**5.00**	(772,100)	3.66	(1,635,400)	3.81
Cancelled	**(976,114)**	**12.68**	(383,566)	12.62	(610,200)	4.43
Outstanding, end of year	**5,874,852**	**9.43**	5,486,151	9.09	4,267,600	$ 5.37
Exercisable, end of year	**4,382,515**	**$ 8.57**	3,569,731	$ 7.14	2,931,100	$ 4.24

The following table summarizes the exercise price ranges of outstanding and exercisable options as of December 31, 2001:

	Total options outstanding			Options exercisable	
Range of exercise prices	Number outstanding December 31, 2001	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable December 31, 2001	Weighted average exercise price
$ 1.50 – $ 4.00	1,375,434	2.3 years	$ 2.53	1,347,434	$ 2.55
$ 5.00 – $ 11.00	2,382,365	3.5 years	$ 8.62	1,810,196	$ 8.35
$ 11.10 – $ 20.00	1,909,053	3.9 years	$ 12.68	1,069,885	$ 12.79
$ 22.95 – $ 30.00	115,000	3.0 years	$ 23.80	85,000	$ 23.83
$ 31.00 – $ 40.00	12,000	3.0 years	$ 31.00	11,000	$ 31.00
$ 45.40 – $ 50.00	51,000	3.2 years	$ 46.74	39,000	$ 46.57
$ 56.55 – $ 58.00	30,000	3.1 years	$ 56.55	20,000	$ 56.55
$ 1.50 – $ 58.00	5,874,852	3.3 years	$ 9.43	4,382,515	$ 8.57

Escrowed shares

Pursuant to the acquisition of EPI (note 2) the Company has 40,000 shares in escrow that are subject to release based upon performance obligations.

7. INCOME TAXES

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company. The provision for income taxes reflects an effective tax rate that differs from the corporate tax rate for the following reasons:

	2001	2000	1999
Combined basic Canadian federal and provincial income tax rate	**42%**	42%	42%
Expected combined Canadian federal and provincial tax recovery based on above rates	**$ (7,773,362)**	$ (4,990,332)	$ (2,432,422)
Differences in foreign statutory tax rates	**1,791,526**	2,002,931	732,131
Permanent differences	**1,098,170**	40,211	3,564
Canadian large corporations tax	**174,286**	123,968	–
Unrecognized recoveries on losses	**(21,328)**	(729,375)	1,696,697
Non-deductible goodwill	**780,670**	–	–
Other	**(64,538)**	(144,982)	–
Valuation allowance	**4,188,862**	3,697,579	–
Consolidated income tax	**$ 174,286**	$ –	$ –

The components of future income taxes at December 31, 2001 are as follows:

Capital assets	$	186,159
Software development costs		154,370
Patents		49,682
Share issue costs		742,236
Loss carryforwards		15,068,655
		16,201,102
Valuation allowance		(16,201,102)
Net future income tax asset	$	–

The Company provided a full valuation allowance against the future income tax assets based on the Company's evaluation of the likelihood of realization of future tax losses.

At December 31, 2001, the Company and its subsidiaries ("the Group") has non-capital losses of $15,948,265 which are available to reduce Canadian taxable income in future years. If not utilized, these losses will expire as follows:

2002	$	841,212
2003	$	804,380
2004	$	2,617,745
2005	$	888,778
2006	$	2,280,846
2007	$	2,978,194
2008	$	5,537,110

The Group has non-capital losses for Chinese tax purposes of $3,656,310. If the losses are not utilized, these losses will begin to expire in 2002.

The Group also has non-capital losses for Hong Kong tax purposes of $19,549,417. These losses may be carried forward indefinitely.

The Group has non-capital losses for Japanese tax purposes of $1,098,556. If not utilized, these losses are expected to expire in 2006.

The Group has carryforward net operating losses for U.S. federal and state income tax purposes of approximately $8,534,542. Federal net operating loss carryforwards will expire if not utilized in 2016. For state purposes, the net operating losses, if not utilized, will expire in 2005 ($3,705,630) and 2006 ($1,425,450).

8. RELATED PARTY TRANSACTIONS

The following table outlines the Company's related party transactions:

		2001		2000		1999
Legal services provided by a law firm in which a director is a partner	**$**	**101,276**	$	106,847	$	97,064
Consulting fees paid to a firm owned by a director	**$**	**78,505**	$	–	$	–
Consulting fees paid to a firm owned by an officer	**$**	**68,267**	$	–	$	–
Management fees paid to two companies owned by two officers	**$**	**–**	$	–	$	680,684

These transactions are in the normal course of operations and are measured at their exchange value, which approximates the fair market value as with any third party.

At the year-end, the amounts due to related parties are as follows:

		2001		2000		1999
Due to law firm in which a director is a partner	**$**	**5,721**	$	17,346	$	33,684
Due to officers	**$**	**–**	$	95,260	$	953
Due to companies owned by a director or officer	**$**	**23,156**	$	–	$	231,650

9. COMMITMENTS

The Company rents premises and equipment under operating leases, which expire at various dates up to March 2004.

Annual rentals under these leases for each of the next three years are as follows:

2002	$ 1,806,249
2003	473,516
2004	94,989
	$ 2,374,754

10. SEGMENTED INFORMATION

The Company's primary operations are located in North America. The Company operates three reportable geographic segments through four reportable business units:

		Revenue					
		Implementation fees	Engineering services	Software and other	Total	Operating profit (loss)	Identifiable assets
2001	**Zi Technology**	**$ 5,104,149**	**$ –**	**$ –**	**$ 5,104,149**	**$ (307,709)**	**$ 7,646,271**
	Zi Services	**–**	**798,651**	**54,213**	**852,864**	**(7,443,921)**	**7,373,128**
	e-Learning	**–**	**–**	**248,351**	**248,351**	**(1,675,992)**	**8,212,813**
	Other	**26,404**	**–**	**–**	**26,404**	**(10,576,935)**	**24,850,134**
	Total	$ 5,130,553	$ 798,651	$ 302,564	$ 6,231,768	$ (20,004,557)	$ 48,082,346
2000	Zi Technology	$ 4,467,252	$ 228,795	$ –	$ 4,696,047	$ 315,904	$ 7,724,502
	Zi Services	182,288	315,010	–	497,298	(6,443,363)	5,425,025
	e-Learning	25,922	–	20,499	46,421	(3,495,535)	3,666,013
	Other	–	–	–	–	(5,602,912)	46,037,812
	Total	$ 4,675,462	$ 543,806	$ 20,499	$ 5,239,766	$ (15,225,906)	$ 62,853,352
1999	Zi Technology	$ 2,372,812	$ 46,186	$ –	$ 2,418,998	$ (1,547,099)	$ 3,976,292
	Zi Services	–	–	–	–	–	–
	e-Learning	–	–	–	–	(24,561)	1,962,470
	Other	15,943	–	20,308	36,251	(4,065,307)	28,064,712
	Total	$ 2,388,755	$ 46,186	$ 20,308	$ 2,455,249	$ (5,636,967)	$ 34,003,474

Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs.

		Revenue					
		Implementation fees	Engineering services	Software and other	Total	Operating profit (loss)	Identifiable assets
2001	**Canada**	**$ 2,777,720**	**$ –**	**$ 41,443**	**$ 2,819,163**	**$ (6,871,538)**	**$ 30,650,257**
	China	**1,303,993**	**798,651**	**261,121**	**2,363,765**	**(8,418,422)**	**16,003,508**
	Other	**1,048,840**	**–**	**–**	**1,048,840**	**(4,714,597)**	**1,428,581**
	Total	$ 5,130,553	$ 798,651	$ 302,564	$ 6,231,768	$ (20,004,557)	$ 48,082,346
2000	Canada	$ 3,764,712	$ 152,514	$ –	$ 3,917,226	$ (3,471,229)	$ 52,608,165
	China	615,455	315,011	20,499	950,966	(10,429,166)	9,226,352
	Other	295,293	76,281	–	317,574	(1,325,511)	1,018,835
	Total	$ 4,675,462	$ 543,806	$ 20,499	$ 5,239,766	$ (15,225,906)	$ 62,853,352
1999	Canada	$ 2,388,730	$ 46,186	$ 20,308	$ 2,455,224	$ (4,375,245)	$ 31,141,387
	China	25	–	–	25	(316,562)	2,728,072
	Other	–	–	–	–	(945,160)	134,015
	Total	$ 2,388,755	$ 46,186	$ 20,308	$ 2,455,249	$ (5,636,967)	$ 34,003,474

In 2001, two customers accounted for 44% (75% - 2000) of the Company's total revenue. In 1999 one customer accounted for 85% of total revenue.

		2001	%		2000	%		1999	%
Revenues	**$**	**6,231,768**	**100%**	$	5,239,766	100%	$	2,455,249	100%
Customer 1	**$**	**1,565,770**	**25%**	$	2,415,145	46%	$	2,086,962	85%
Customer 2		**1,168,731**	**19%**		1,519,078	29%		–	0%
	$	**2,734,501**	**44%**	$	3,934,223	75%	$	2,086,962	85%

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), conform to those generally accepted in the United States ("US GAAP"), in all material respects, except:

Revenue recognition
Pursuant to US GAAP, any revenue associated with contracts having multiple elements must be deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, US GAAP requires that contracts involving significant modifications or customization of the software sold be accounted for under the guidelines of contract accounting. Consequently, pursuant to US GAAP, all the revenue and the associated costs of the license and engineering agreement with Ericsson Mobile Communications AB (the "Ericsson contract") would be deferred at December 31, 1998 and amortized into income beginning January 1, 1999 over the period to December 31, 2000.

Start-up costs
Pursuant to US GAAP, costs of start-up activities and organizational costs are to be expensed as incurred. Start-up costs include those one-time activities related to organizing a new entity. Consequently, pursuant to US GAAP, all start-up costs associated with the 1999 acquisition of Beijing Oz Education Network Ltd. ("Oztime") have been expensed as incurred. Related amortization charges recorded pursuant to Canadian GAAP are excluded from income under US GAAP.

Loss per common share
Pursuant to Canadian GAAP, common shares held in escrow that are subject to future performance level criteria are included as outstanding shares in the calculation of loss per share. US GAAP requires that these shares (40,000 in 2001; 40,000 in 2000; nil in 1999) be excluded from the calculation of basic loss per share.

Share capital
Pursuant to Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $33,349,455. US GAAP does not allow for such restatement. This reclassification has no effect on net shareholders' equity as at December 31, 1999, 2000 and 2001.

Income taxes
Under both Canadian GAAP and US GAAP, the Company has not recognized an income tax asset. Under Canadian GAAP, the Company has not met the more likely than not criteria and under US GAAP a full valuation allowance would be recorded. In computing a future tax asset, for which a full valuation allowance would be recorded (see note 7), the same effective tax rate was used for Canadian and US GAAP.

Foreign currency translation
Zi Corporation's functional currency, on a stand-alone basis, is the Canadian Dollar and the Chinese and Hong Kong subsidiaries' functional currencies are the Chinese Renminbi and the Hong Kong Dollar, respectively. Under US GAAP, the Company, on a consolidated basis, is required, for the years ended December 31, 1999, 2000 and 2001, to translate the accounts of its subsidiaries to Canadian dollars using the current rate method. The translation under the current rate method is not materially different from Canadian GAAP.

Consolidated statements of loss

The application of US GAAP would have the following effects on net loss as reported:

		2001		2000		1999
Net loss as reported in accordance with Canadian GAAP	$	**(18,682,290)**	$	(11,958,066)	$	(5,503,217)
Adjustments:						
Ericsson revenue adjustment		–		1,772,242		(363,234)
Ericsson associated cost adjustment		–		(226,214)		8,858
Start-up costs adjustment		**(793)**		(43,557)		(261,794)
Start-up costs amortization		**62,518**		60,959		–
Stock options issued to non-employees		–		(52,292)		–
Total adjustments		**61,725**		1,511,138		(616,170)
Net loss under US GAAP	$	**(18,620,565)**	$	(10,446,928)	$	(6,119,387)
Loss per share under US GAAP	$	**(0.50)**	$	(0.29)	$	(0.20)

Shares outstanding used to compute per share figures under US GAAP are as follows:

	2001	2000	1999
Weighted average number of shares	**37,190,905**	36,650,256	30,876,262

Stock-based compensation

In 1995, the United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." The Company has a stock-based compensation plan as more fully described in note 6. With regard to its stock option plan, the Company applies the Accounting Principles Board ("APB") Opinion No. 25 in accounting for this plan and accordingly a compensation cost of $52,292 has been recognized for grants to non-employees in 2000. Had compensation expense been determined based on fair value at the grant dates for the stock option grants to employees consistent with the method of SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

		2001		2000		1999
Net loss under US GAAP:						
As reported	$	**(18,620,565)**	$	(10,446,928)	$	(6,119,387)
Pro forma		**(27,789,700)**		(23,874,351)		(11,866,925)
Net loss per common share under US GAAP:						
As reported	$	**(0.50)**	$	(0.29)	$	(0.20)
Pro forma	$	**(0.75)**	$	(0.65)	$	(0.38)
Stock options issued during period		**1,893,498**		2,374,217		2,011,000
Weighted average exercise price	$	**10.85**	$	14.61	$	6.53
Weighted average fair value of options granted during the period	$	**5.35**	$	8.74	$	4.17

The foregoing information is calculated in accordance with the Black-Scholes option pricing model, using the following data and assumptions: volatility, as of the date of grant, computed using the prior one to three-year weekly average prices of the Company's Common Shares, which ranged from 65 per cent to 95 per cent; expected dividend yield – nil; expected life – three years; risk-free rate of return as of the date of grant – 4.63 per cent to 6.75 per cent, based on Government of Canada Bond yields.

Consolidated balance sheets

The application of US GAAP would have the following effects on balance sheet items as reported:

Intangible Assets		**2001**		2000		1999
Intangible assets, as reported for Canadian GAAP	**$**	**13,082,923**	$	8,467,096	$	2,964,516
Ericsson associated costs adjustment		**–**		–		(697,105)
Start-up costs adjustment		**(182,666)**		(244,392)		(261,794)
Intangible assets under US GAAP	**$**	**12,900,257**	$	7,525,599	$	1,874,364

Deferred Revenue		**2001**		2000		1999
Deferred revenue, as reported for Canadian GAAP	**$**	**773,115**	$	140,975		–
Ericsson revenue adjustment		**–**		–	$	848,923
Deferred revenue under US GAAP	**$**	**773,115**	$	140,975	$	848,923

Shareholders' Equity		**2001**		2000		1999
Shareholders' equity under US GAAP, beginning of year	**$**	**59,366,427**	$	31,164,222	$	1,432,202
Share capital issued		**2,895,680**		38,649,142		35,851,407
Net loss for the year under Canadian GAAP		**(18,682,290)**		(11,958,066)		(5,503,217)
Adjustments to net loss for the year under US GAAP		**61,725**		1,511,138		(616,170)
Shareholders' equity under US GAAP, end of year	**$**	**43,641,552**	$	59,366,437	$	31,164,222

New accounting standards

In 2001, the FASB issued two statements (FASB 141 and FASB 142) with respect to Goodwill and Other Intangible Assets. FASB 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FASB 142 requires identification of intangible assets separately from goodwill. FASB 142 is required for fiscal years beginning after December 15, 2001. Management will adopt the recommendations under FASB 141 and 142 for the Company's fiscal year 2002.

In 2001, the FASB also issued FASB 143, Accounting for Asset Retirement Obligations and FASB 144, Accounting for Impairment or Disposal of Long-Lived Assets. These pronouncements are effective for fiscal years beginning after June 15, 2002 and December 15, 2001 respectively. Management will adopt the recommendations under FASB 141 and 142 for the Company's fiscal year 2002.

12. SUBSEQUENT EVENTS

On March 19, 2002, the Company acquired all the outstanding shares of Magic Lantern Communications Ltd. ("Magic Lantern"), which operates as a Canadian education content provider through Magic Vision Media Inc., for consideration of $2,050,000 and 100,000 common shares of Zi Corporation. A portion of the common shares are subject to performance escrow based on revenues. Magic Lantern also owns and operates Tutorbuddy Inc. and Sonoptic Technologies Inc. which also operate in the learning industry.

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Directors

Derrick R. Armstrong
Director

Howard R. Balloch
Director

Simon X. Jiang
Director

Michael E. Lobsinger
Chairman of the Board

Rod M. Love
Director

Thompson MacDonald
Director

Michael A.R. Mackenzie
Director

Senior Management Team

Michael E. Lobsinger
Chairman and
Chief Executive Officer

Gary Kovacs
President

George Tai
Chief Operating Officer

Dale Kearns
Chief Financial Officer

Todd Simpson
Chief Technology Officer

Additional information is available on the Company's website, or by contacting:

Investor Relations
T: 403.233.8875
F: 403.233.8878
E: investor@zicorp.com
W: www.zicorp.com

Banker
HSBC Bank Canada

Legal Counsel
Armstrong Perkins Hudson
Barristers and Solicitors

Auditor
Deloitte & Touche LLP

Transfer Agent
CIBC Mellon Trust Company

Stock Exchange Listing
NASDAQ: ZICA
Toronto Stock Exchange: ZIC

◆ NATIONAL DIAMOND PUBLIC RELATIONS LTD.

zi corporation

www.zicorp.com

zi corporation

Intelligent Interface Solutions

2002 Information Circular

&

Notice of Annual General and Special Meeting of Common Shareholders

Zi Corporation

Notice of Annual General and Special Meeting of Common Shareholders

Notice is hereby given that the annual general and special meeting of common shareholders of Zi Corporation will be held at the Hyatt Regency Hotel, 700 Centre St. S.E., Calgary, Alberta, T2G 5P6, at 2:30 p.m. (Calgary time) on Wednesday, June 5, 2002, for the following purposes:

1. To receive the annual report and the consolidated audited financial statements for the year ended December 31, 2001.
2. To fix the Board of Directors at seven members.
3. To elect the Board of Directors for the ensuing year.
4. To appoint Deloitte & Touche, Chartered Accountants as the auditor for the ensuing year and to authorize the Board of Directors to fix their remuneration.
5. To approve an amendment to the 1999 stock option plan, substantially in the form in the accompanying management information circular to: (i) increase by 1,300,000 the number of common shares reserved for issuance pursuant to the 1999 stock option plan from 3,660,000 common shares to a maximum of 4,960,000 common shares; and (ii) permit the granting of restricted stock units and, of the 1,300,000 additional common shares reserved, to set 500,000 as the number of common shares reserved for issuance upon the exercise of restricted stock units granted.
6. To transact such other business as may properly come before the meeting.

Dated at the City of Calgary, in the Province of Alberta, effective this 23rd day of March, 2002.

By order of the board of directors

"signed"

Michael E. Lobsinger
Chairman and Chief Executive Officer

NOTE:
It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible. To be valid, proxies must be delivered to CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, at least 48 hours prior to the meeting or any adjournment thereof.

Management Information Circular

Solicitation of proxies

This Management Information Circular is provided in connection with the solicitation of proxies by the board of directors (the "Board") and the management of Zi Corporation (the "Corporation" or "Zi") for the annual general and special meeting of the common shareholders of the Corporation (the "Meeting") to be held on Wednesday, June 5, 2002, at 2:30 p.m. (Calgary time) at the Hyatt Regency Hotel, 700 Centre St. S.E., Calgary, Alberta, T2G 5P6, or at any adjournment thereof for the purposes set out in the accompanying notice of meeting. Unless otherwise stated, information contained in this Information Circular is given as at March 23, 2002 (the "Effective Date").

The solicitation of proxies will be primarily by mail, but certain employees of Zi may also solicit proxies personally, by telephone, facsimile or personal interview. In accordance with National Policy No. 41, arrangements have been made with brokerage houses, clearing agencies, custodians, nominees, fiduciaries and other intermediaries to forward solicitation materials to the beneficial owners of common shares held as of the record date. Zi will pay these companies a reasonable fee for their services. **The costs of solicitation will be borne by Zi.**

Appointment and revocation of proxies

Michael E. Lobsinger and Dale Kearns have been selected by the management of the Corporation as management designees and have indicated their willingness to represent the shareholder who appoints them as proxy. **A shareholder has the right to designate a person (who need not be a shareholder) other than Michael E. Lobsinger of Calgary, Alberta, and Dale Kearns of Calgary, Alberta, to represent him or her at the Meeting.** You may designate your own proxy by inserting the name of the designated person in the space provided on the Instrument of Proxy and deleting the names of the management designees, or you may complete another proper form of proxy. A shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. The form of proxy should be dated and executed by the shareholder or an attorney authorized in writing. If an attorney executed the proxy, attach proof of authorization.

To be valid, the proxy must be completed and delivered to CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, at least forty-eight (48) hours (excluding Saturdays and holidays) before the time of the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it any time before it is exercised, by delivering an instrument in writing executed by the shareholder or by his attorney authorized in writing, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his or her shares.

Interest of certain persons and companies on matters to be acted upon

Other than as set forth herein or as previously disclosed by the Corporation, the Corporation is not aware of any material interest of any director, executive officer, proposed nominee for election as a director or any associate or affiliate of any of the foregoing in any matter, other than the election of directors, to be acted upon at the Meeting.

Advice to beneficial shareholders

Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return a proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The Instrument of Proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

Voting of proxies

All common shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot). Where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the common shares represented by the proxy will be voted in accordance with such specification. **In the absence of any such specification, the management designees, if named as proxy, will vote in favour of the matters set out therein.**

The enclosed Instrument of Proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the notice of meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgement of the management of the Corporation.

Voting shares and principal holders thereof

On March 23, 2002, the Corporation has an authorized capital consisting of an unlimited number of common shares, without nominal or par value, of which 37,723,350 are issued and outstanding.

Holders of common shares of record at the close of business **April 23, 2002** (the "Record Date") are entitled to vote their common shares at the Meeting on the basis of one vote for each common share held. If the holder transfers his or her shares after the close of business on the Record Date, and such transferee produces properly endorsed share certificates to the Secretary or Transfer Agent of the Corporation or otherwise establishes his or her ownership of the shares, at least ten (10) days prior to the Meeting, then the transferee may vote those shares.

The By-laws of the Corporation provide that two persons present in person holding or representing by proxy five (5%) percent of the issued common shares of the Corporation, shall constitute a quorum for the meeting in respect of holders of common shares.

To the knowledge of the Corporation, the following table sets forth the names of each of the persons or entities who beneficially hold, directly or indirectly, or exercise control or direction over more than ten percent (10%) of the voting rights attached to the issued and outstanding shares of the Corporation entitled to vote at the Meeting.

Name and municipality	Beneficial number of shares held	Percentage of total voting rights
Michael E. Lobsinger Calgary, Alberta	4,360,300[(1)]	11.6 %

Note:

(1) Of which 535,800 common shares are held directly or beneficially by Mr. Lobsinger and 3,824,500 are held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger.

Particulars of matters to be acted upon

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying notice of Meeting.

A. Management Report

The Board of the Corporation has approved all of the information in the report that accompanies this Management Information Circular, including the consolidated audited financial statements.

B. Election of Directors

The Board currently consists of seven members. For this forthcoming year, it is proposed that the Board consist of seven (7) members Management therefore intends to place before the meeting, for approval, with or without modification, a resolution fixing the Board at seven (7) members for the ensuing year. **It is the intention of the management designees, if named as proxy, to vote for the election of the persons set forth in the table below to the Board for the ensuing year.** Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, ***proxies in favour of management designees will be voted for another nominee in their discretion*** **unless the shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors.** Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Bylaws of the Corporation.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at the present time and during the preceding five (5) years, all positions and offices in the Corporation presently held by him, his municipality of residence, the date upon which he commenced serving as a director, and the number of voting common shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of March 23, 2002.

Name	Principal occupation	Position or office within Corporation	Year became a director	Number of shares beneficially owned at the effective date
Michael E. Lobsinger Calgary, Alberta	▫ President of the Corporation from 1993 to 2000 ▫ Chief Executive Officer of the Corporation since 1993, and director since 1987	Chief Executive Officer and Director	1987	4,360,300 (4) 1,105,000(5)
Derrick R. Armstrong (1), (3) Calgary, Alberta	▫ Lawyer ▫ Partner with Armstrong Perkins Hudson, Barristers and Solicitors, since 1998 ▫ Partner with Ogilvie and Company, Barristers and Solicitors, from 1991 to 1998 ▫ Director of Veteran Resources Inc., and Centurion Energy International Inc., both publicly-traded resource companies	Director and Secretary	1993	210,000 (4) 150,000(5)
Roderick M. Love (2) Calgary, Alberta	▫ President, Rod Love Consulting Inc., since 1998, specializing in strategic planning in political affairs, communications and organizational change. ▫ Chief of Staff to the Premier of Alberta from 1992 to 1998	Director	2001	nil(4) 225,000(5)
Thompson MacDonald (1)(2) (3) Calgary, Alberta	▫ Communications Consultant ▫ Consultant in private practice since 1988	Director	1993	69,500 (4) 225,000(5)

Name	Principal occupation	Position or office within Corporation	Year became a director	Number of shares beneficially owned at the effective date
Angus Michael Roderick Mackenzie (1), (2) Englefield Green, Surrey, U.K.	▫ Directeur-Général and Managing Partner Champagne Jacquesson & Fils, Dizy since 1998 ▫ Director, Jefferies Pacific Limited, Hong Kong since 1994 ▫ Chairman, Mayfair Cellars Group, London ▫ Chairman, Tasmanian vineyards Pty., Melbourne	Director and Director of three Bermuda subsidiaries	2001	200,000(4) 225,000(5)
Simon X. Jiang New York, New York, U.S.A.	▫ Chairman of Cyber City International, a private Hong Kong. holding company ▫ Senior Associate at Cambridge University Judge Institute of Management Studies ▫ Advisory Board Member of Capital International Inc. from 1998 to 2001 ▫ Deputy Chief of United Nations Pension Fund Investment from 1992 to 1998	Director	1998	nil (4) 175,000 (5)
Howard R. Balloch	▫ Former Canadian Ambassador to China, retired July 2001 ▫ President of the Canada China Business Council ▫ Consultant in private practice	Director Chairman, Oztime Subsidiary	2001	350(4) 225,000(5)

Notes:

(1) Member of the Audit Committee during 2001.

(2) Member of Compensation Committee during 2001.

(3) Member of Corporate Governance Committee during 2001.

(4) Represents actual shareholdings. In the case of Mr. Lobsinger, this comprises 535,800 common shares held directly or beneficially by Mr. Lobsinger and 3,824,500 common shares held by Quarry Bay Investments Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger. In the case of Mr. Armstrong's shareholdings, does not include 10,000 common shares held pursuant to a spousal RRSP.

(5) Represents common shares reserved for issuance upon exercise of stock options.

C. Appointment of Auditor

The auditor of the Corporation is Deloitte & Touche, Chartered Accountants. **Unless directed otherwise by a proxyholder, it is the intention of the management designees, to vote in favour of a resolution appointing Deloitte & Touche as the auditor for the Corporation for the ensuing year and authorizing the directors to fix the compensation of the auditor.**

D. Amendment to 1999 Stock Option Plan

In 1993, the Corporation adopted the 1993 Plan for the directors, officers, employees and consultants of the Corporation, reserving 2,625,000 common shares for issuance pursuant to stock options. On the subsequent adoption of the 1995 Plan (see description below), the Corporation ceased granting any stock options pursuant to the 1993 Plan. As at March 23, 2002, 675,000 stock options remain granted and outstanding under the 1993 Plan. No further stock options amounts are available for granting under this Plan.

On May 17, 1995, the directors of the Corporation adopted the 1995 Plan, for the directors, officers, employees and consultants of the Corporation, reserving 1,430,000 common shares for issuance pursuant to stock options. The 1995 Plan was subsequently approved and adopted by the shareholders of the Corporation on June 23, 1995. As at March 23, 2002, 441,000 stock options remain granted and outstanding and 21,000 remain ungranted under the 1995 Plan.

On May 14, 1996, the directors of the Corporation adopted the 1996 Plan, for directors, officers, employees and consultants of the Corporation, reserving 2,600,000 common shares for issuance pursuant to stock options. The 1996 Plan was subsequently approved and adopted by the shareholders of the Corporation on June 20, 1996. As at March 23, 2002, 707,934 stock options remain granted and outstanding and 94,316 remain ungranted under the 1996 Plan.

On April 3, 1998, the directors of the Corporation adopted the 1998 Plan, for directors, officers and employees and consultants of the Corporation, reserving 1,300,000 common shares for issuance pursuant to stock options. The 1998 Plan was subsequently approved and adopted by the shareholders of the Corporation on June 2, 1998. As at March 23, 2002, 559,000 stock options remain granted and outstanding and 46,000 remain ungranted under the 1998 Plan.

On April 14, 1999, the directors of the Corporation adopted the 1999 Plan, for directors, officers and employees and consultants of the Corporation, reserving 660,000 common shares for issuance pursuant to stock options. The 1999 Plan was subsequently approved and adopted by the shareholders of the Corporation on June 16, 1999. On June 1, 2000, shareholders approved an amendment to the 1999 Plan to increase the number of shares reserved for issuance by 3,000,000 common shares for a total of 3,660,000 common shares. As at March 23, 2002, 3,382,884 stock options remain granted and outstanding and 260,783 remain ungranted under the 1999 Plan. (References to the "1999 Plan" herein refer collectively to the 1999 Plan originally approved by shareholders on June 16, 1999 and the amendment approved by shareholders on June 1, 2000.)

See "Compensation of Directors and Executive Officers - Plans and Share Options" for a summary of stock option activity from 1999 to 2001.

The Corporation's stock option plans have been established to advance the interests of the Corporation, or any of its subsidiaries or affiliates, by encouraging the directors, officers, employees and consultants of the Corporation, or any of its subsidiaries or affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation and encouraging them to remain associated with the Corporation, or any of its subsidiaries or affiliates, and furnishing them with additional incentive in their efforts on behalf of the Corporation, or any of its subsidiaries or affiliates, in the conduct of their affairs.

The Board has recommended that the 1999 Plan be further amended (such further amended plan being referred to as the "Amended 1999 Plan") to permit the granting of restricted stock units to directors, officers, employees and consultants in accordance with the Amended 1999 Plan. A restricted stock unit ("RSU") entitles the holder upon satisfaction of the terms and conditions of the Amended 1999 Plan, to receive from treasury common shares of the Corporation.

To ensure that a sufficient number of common shares are available for issuance pursuant to stock options and RSU's, the Board has recommended that the number of shares reserved for issuance be increased by 1,300,000 common shares, of which 800,000 will be available for stock option grants and 500,000 will be available for the RSU grants. In accordance with the requirements of The Toronto Stock Exchange, the Corporation intends to seek shareholder approval at the Meeting for an amendment to the 1999 Plan, increasing the maximum number of shares reserved for issuance pursuant to the 1999 Plan from 3,660,000 common shares to a maximum of 4,960,000 common shares. Shareholder approval of this resolution will raise the number of common shares currently reserved for issuance pursuant to stock options and RSUs together with shares reserved for issuance under the 1993, 1995, 1996, 1998 and 1999 plans to approximately 20% of the currently issued and outstanding common shares. No financial assistance will be provided to participants under the Amended 1999 Plan by the Corporation in order to facilitate the purchase of common shares under the Amended 1999 Plan.

The complete text of the Amended 1999 Plan is attached hereto as Appendix "A".

Copies of the Corporation's stock option plans, as amended, are available for review at the head office of the Corporation at 300, 500 - 4 Avenue SW, Calgary, Alberta, during normal business hours prior to the Meeting.

Unless otherwise directed, it is the intention of the management designees to vote proxies in favour of the Amended 1999 Plan which includes the granting of RSUs and the reservation and issuance of up to an additional 1,300,000 common shares.

The text of the ordinary resolution to be considered at the Meeting approving the Amended 1999 Plan, including the granting of RSUs and the issuance of additional common shares pursuant to stock options and RSUs, is as set forth below.

> "BE IT HEREBY RESOLVED as an ordinary resolution of the Corporation as follows:
>
> The Corporation is hereby authorized to amend the 1999 Plan substantially in the form attached to the management information circular to (i) increase by 1,300,000 the number of common shares reserved for issuance pursuant to the 1999 Plan from 3,660,000 common shares to a maximum of 4,960,000 common shares; and (ii) permit the granting of restricted stock units and, of the 1,300,000 additional common shares reserved, to set 500,000 as the number of common shares reserved for issuance upon the exercise of restricted stock units granted."

In order to be effective, the ordinary resolution described above requires approval by a simple majority of the votes cast by shareholders in person or by proxy who vote in respect of this resolution. In addition, The Toronto Stock Exchange has required that the proposed amendments to the 1999 Plan relating to the granting of RSUs must also be approved by a majority of the votes cast at the Meeting, other than votes attaching to common shares owned by insiders to whom RSUs may be issued pursuant to the 1999 Amended Plan and associates of such persons ("Disinterested Shareholder Approval"). To the knowledge of management, the number of common shares as at the Effective Date that will be excluded for the purposes of the Disinterested Shareholder Approval is approximately 4,840,350.

Management of the Corporation advises that votes received relating to the resolution listed above will be counted as follows:

1. Votes will be counted on the basis of Disinterested Shareholder Approval described above.
2. In the event that the resolution does not pass on the basis of Disinterested Shareholder Approval, votes will be counted for approval on a simple majority basis (that is, votes attaching to insiders of the Corporation to whom RSUs may be issued pursuant to the Amended 1999 Plan and their associates will be counted).
3. If the resolution passes using a simple majority test, but does not pass on the basis of Disinterested Shareholder Approval, all references to RSUs will be deleted from the Amended 1999 Plan attached to this management information circular, and the only amendment made to the 1999 Plan will be the reservation of an additional 1,300,000 common shares for issuance upon the exercise of stock options granted pursuant to the 1999 Plan.
4. If the resolution does not pass either by way of Disinterested Shareholder Approval or a simple majority, no amendments will be made to the 1999 Plan.

Compensation of directors and executive officers

(All currency amounts are expressed in Canadian dollars unless otherwise stated)

A. Compensation of Directors

On September 26, 2001, the Board approved compensation of directors, effective January 1, 2002, of US$10,000 per annum, payable in bi-annual instalments on the 1st day of January and July of each year.

The Corporation reimburses all travel and other expenses of directors while conducting business on behalf of the Corporation.

Executive officers of the Corporation who also act as directors of the Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. (See "Compensation of Executive Officers".)

During the fiscal period ended December 31, 2001, directors of the Corporation were granted stock options to acquire 575,000 common shares of the Corporation, not including options granted to Michael E. Lobsinger in his capacity as an Executive Officer of the Corporation. See "Compensation of Executive Officers" for options granted to Michael E. Lobsinger.

B. Compensation of Executive Officers

1. Summary Compensation

The following table sets forth, in accordance with the *Regulations to the Securities Act* (Ontario), a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer and the 4 highest paid executive officers of the Corporation receiving remuneration exceeding $100,000 (collectively, the "Named Executive Officers").

Summary compensation table

		Annual Compensation[8]			Long-Term Compensation			
					Awards		Payouts	
Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compensation ($)	Securities under options/SARs granted (#)	Restricted shares or restricted share units ($)	LTIP payouts ($)	All other compensation ($)
Michael E. Lobsinger [1]	2001	464,691	60,000	Note (6)	100,000	nil	nil	nil
Chief Executive	2000	456,253	76,283	Note (6)	250,000	nil	nil	3,397
Officer	1999	nil	220,575	335,491	50,000	nil	nil	nil
Gary Kovacs [2]	2001	348,512	54,205	Note (6)	100,000	nil	nil	
President	2000	292,286	38,141	Note (6)	340,000	nil	nil	nil
Roland Williams [3]	2001	232,346	nil	Note (6)	0	nil	nil	nil
Sr. Vice President	2000	220,203	nil	Note (6)	45,000	nil	nil	nil
Technical Innovations	1999	196,298		Note (6)	50,000	nil	nil	nil
George Tai [4]	2001	225,000	35,000	Note (6)	100,000	nil	nil	nil
Chief Operating Officer	2000	146,538	38,141	Note (6)	310,000	nil	nil	nil
David Yang, [5] General Manager, Zi Services	2001	184,422	23,235	57,619[7]	60,000	nil	nil	nil

Notes:

(1) On January 1, 2000 Mr. Lobsinger became an employee of the Corporation. Prior years other annual compensation of $335,491 and 307,187 in 1999 and 1998 respectively represents management fees of 1999 - $280,011 and 1998 - $266,121, travel allowance 1999 - $53,050 and 1998 - $30,421 and car and/or parking allowance of 1999 – $2,430 and 1998 - $10,645). In 1999 and 1998 these amounts were paid indirectly to Mr. Lobsinger through Lobsinger Management Inc., a private Alberta corporation wholly-owned by Mr. Lobsinger. All other compensation represents one quarter of the insurance premium for Mr. Lobsinger's Key Man Insurance.

(2) Gary Kovacs was appointed Vice-President, Sales and Marketing on February 21, 2000 and President on October 15, 2000.

(3) Roland Williams was appointed Senior Vice President Intellectual Property on June 16, 1999 and Senior Vice President Technical Innovations on August 1, 2000. Prior to these appointments, Mr. Williams was employed by the Company in non-executive officer capacities.

(4) George Tai was appointed Vice-President, General Counsel on February 21, 2000 and Chief Operating Officer on October 15, 2000.

(5) David Yang was appointed General Manager, Asia Pacific on March 7, 2001 and subsequently appointed General Manager, Zi Services.

(6) Other annual compensation is less than $50,000 and less than 10% of the salary and bonus of the respective Named Executive Officer.

(7) Represents housing allowance.

(8) For 2001 compensation, all US dollar denominated compensation was converted to Canadian dollars at 1.54897, the average conversion rate for 2001.

2. Stock Options

The following table sets forth, in accordance with the *Regulations to the Securities Act* (Ontario), information in respect of all stock options granted to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2001.

Option/SAR Grants during the most recently completed financial year

Name	Securities under Options/SARs granted (#)	% of total Options/SARs granted to employees in financial year [1]	Exercise or base price ($/Security)	Market value of securities underlying Options/SARs on the date of grant ($/Security)	Expiration date
Michael E. Lobsinger [2]	100,000	10.8 %	See Note (2)	See Note (2)	See Note (2)
Gary Kovacs [3]	100,000	10.8 %	See Note (3)	See Note (3)	See Note (3)
George Tai [4]	100,000	10.8	See Note (4)	See Note (4)	See Note (4)
Roland Williams	nil	nil	n\a	n\a	n\a
David Yang	60,000	6.4%	See Note (5)	See Note (5)	See Note (5)

Notes:

(1) During the fiscal period ended December 31, 2001, stock options exercisable into a total of 926,666 common shares were granted to directors, officers, and employees of the Corporation.

(2) During the year the Corporation issued the following options to Mr. Lobsinger: options to acquire 50,000 common shares at $9.20 expiring January 1, 2006; and options to acquire 50,000 common shares at $7.96 expiring December 3, 2006. The market value of common shares at the date of the grant was the same as the exercise price for all options granted in 2001.

(3) During the year the Corporation issued the following options to Mr. Kovacs: options to acquire 50,000 common shares at $9.20 expiring January 2, 2006; and options to acquire 50,000 common shares at $7.96 expiring December 3, 2006. The market value of common shares at the date of the grant was the same as the exercise price for all options granted in 2001.

(4) During the year the Corporation issued the following options to Mr. Tai: options to acquire 50,000 common shares at $9.20 expiring January 2, 2006; and options to acquire 50,000 common shares at $7.96 expiring December 3, 2006. The market value of common shares at the date of the grant was the same as the exercise price for all options granted in 2001.

(5) During the year the Corporation issued the following options to Mr. Yang: options to acquire 60,000 common shares at $11.25 expiring March 7, 2006. The market value of common shares at the date of the grant was the same as the exercise price for all option granted in 2001.

The following table sets forth, in accordance with the *Regulations to the Securities Act* (Ontario), information in respect of all stock options which were either exercised or not exercised by the Named Executive Officers during the Corporation's fiscal year ended December 31, 2001.

Aggregated Option/SAR exercises during the most recently completed financial year and financial year end option/SAR values

Name	Securities acquired on exercise (#)	Aggregate value realized[1] ($)	Unexercised Options/SARS as at December 31, 2001 exercisable/unexercisable	Value of unexercised in-the-Money Options/SARs at December 31, 2001 [2] exercisable/unexercisable
Michael E. Lobsinger	190,000	67,000	Exercisable 1,155,000 Unexercisable nil	Exercisable $7,344,000 Unexercisable nil
Gary Kovacs	nil	nil	Exercisable 382,500 Unexercisable 57,500	Exercisable $ 474,500 Unexercisable 37,500
Roland Williams	39,000	163,770	Exercisable 30,000 Unexercisable 15,000	Exercisable $79,500 Unexercisable $39,750

Name	Securities acquired on exercise (#)	Aggregate value realized(1) ($)	Unexercised Options/SARS as at December 31, 2001 exercisable/unexercisable	Value of unexercised in-the-Money Options/SARs at December 31, 2001 (2) exercisable/unexercisable
George Tai	nil	nil	Exercisable 352,500 Unexercisable 57,500	Exercisable $474,500 Unexercisable 37,500
David Yang	nil	nil	Exercisable 15,000 Unexercisable 45,000	Exercisable nil Unexercisable nil

Notes:
(1) The aggregate of the difference between the market value of the underlying securities at the time of exercise and the exercise price.
(2) "In-the-money" options refer to those options in respect of which the market value of the underlying security as at the financial year end, exceeds the exercise or base price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2001, and the exercise price.

3. Long-term Incentive Plans

The Corporation currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of the Corporation's incentive share option plans.

4. Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Corporation to the Named Executive Officers of the Corporation during the last fiscal year ended December 31, 2001. Furthermore, no stock appreciation rights were exercised.

5. Stock Option and SAR Repricing

No repricing took place during the last fiscal year ended December 31, 2001 with respect to stock options or stock appreciation rights held by the Named Executive Officers.

6. Pension and Retirement Plans and Payments made upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to the Named Executive Officers other than as described below. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person other than as described below and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with a Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person

7. Employment Contracts and Consulting Agreements

The Corporation entered into an employment agreement with Michael E. Lobsinger dated December 31, 1999 for a term that commenced on January 1, 2000 and ends on December 31, 2002. The agreement provides for an automatic renewal for a further three years on the same terms and conditions except for remuneration which is to be renegotiated. Mr. Lobsinger was appointed Chairman of the Board of the Corporation and Chief Executive Officer. The terms of the agreement provide that Mr. Lobsinger be paid an amount equal to US $300,000 per annum plus transportation and travel allowances. The Corporation agreed, subject to the terms and conditions as specified under the Stock Option Plans of the Corporation, to grant Mr. Lobsinger stock options to purchase 50,000 common shares in the capital of the Corporation on January 1, 2000, 2001 and 2002 for a total of 150,000 shares. Following a change of control, in the event of termination or constructive dismissal, the Corporation is required to pay an amount equal to three times annual salary and, at Mr. Lobsinger's discretion, an amount equal to the difference between the fair market value of all options, whether vested or not, and the exercise price. Under the terms of the agreement, Mr. Lobsinger must not disclose the trade secrets of the Corporation.

The Corporation entered into an employment agreement with Gary Kovacs effective February 21, 2000 for a term to February 21, 2003. Mr. Kovacs was appointed Vice-President Sales and Marketing, based in San Francisco, California. The terms of the agreement provided that Mr. Kovacs be paid US $160,000 per annum. In the event of a change of control of the Corporation, all options will vest immediately. Mr. Kovacs was required to execute a Confidentiality and Non-competition agreement. Effective October 15, 2000 the above agreement was amended to appoint Mr. Kovacs President of the Corporation, increase his annual salary to US $225,000 and provide a monthly transportation allowance of US$750, extend the term to October 15, 2003, provide for a bonus of up to 50% of annual salary based upon the performance of mutually agreed milestones, and, subject to regulatory approvals, to grant Mr. Kovacs stock options, as detailed below, to purchase common shares in the capital of the Corporation at a price equal to the market price of the Corporation's shares on the Toronto Stock Exchange on the date preceding the date of the grant. Effective October 1, 2000 Mr. Kovacs was granted 200,000 options for a five year term. The amendment provides for the following additional grants: effective January 1, 2001, 50,000 options; effective January 1, 2002, 50,000 options; effective January 1, 2003, 50,000 options.

The Corporation entered into an employment agreement with George C. Tai effective February 21, 2000 for a term to February 21, 2003. Mr. Tai was appointed Vice-President, General Counsel of the Corporation. The terms of the agreement provided that Mr. Tai be paid Cdn $150,000 per annum up to August 21, 2000 and Cdn $165,000 thereafter. The Corporation agreed, subject to regulatory approvals, to grant Mr. Tai stock options to purchase 30,000 common shares in the capital of the Corporation. The Corporation may terminate Mr. Tai's employment upon payment of six months salary. In the event of a change of control of the Corporation, Mr. Tai may, at his discretion, terminate the agreement and will be entitled to six months salary. In addition his options will all become immediately exercisable and he shall have 90 days to exercise those options. Mr. Tai was required to execute a Confidentiality and Non-competition agreement. Effective October 15, 2000 the above agreement was amended to appoint Mr. Tai Chief Operating Officer of the Corporation, increase his annual salary to Cdn $225,000, extend the term to October 15, 2003, and, subject to regulatory approvals, to grant Mr. Tai options to purchase common shares in the capital of the Corporation at a price equal to the market price on the date preceding the date of the grant. Effective October 1, 2000 Mr. Tai was granted 200,000 options for a five year term. The amendment provides for the following additional grants: effective January 1, 2001, 50,000 options; effective January 1, 2002, 50,000 options; effective January 1, 2003, 50,000 options.

During 1996, the Corporation entered into an employment agreement with Roland Williams for a non-executive position. Mr. Williams continued to be employed by the Corporation and its subsidiaries in a non-executive capacity until July 31, 2000. A subsidiary of the Corporation then entered into an employment agreement effective August 1, 2000 and for a term that runs until August 1, 2003. Mr. Williams was appointed Senior Vice-President, Technical Innovations based in Northern California. The terms of the agreement provide that Mr. Williams be paid US $150,000 per annum. The Corporation agreed, subject to regulatory approvals, to grant Mr. Williams stock options on October 10, 2000 to purchase 45,000 common shares in the capital of the Corporation at a price of Cdn $8.50 per share. The Corporation may terminate the agreement at any time whereupon Mr. Williams is entitled to payment of one year's salary and any unvested options that would have vested within 90 days of the date of termination are deemed to have vested on the date of termination. In the event of a change of control of the Corporation, Mr. Williams may, at his discretion, terminate the agreement and will be entitled to three months salary. In addition his options will all become immediately exercisable and he will have 90 days to exercise those options. Mr. Williams was required to execute a Confidentiality and Non-competition agreement.

The Corporation entered into an employment agreement with David Yang effective March 7, 2001 for a term to March 7, 2004. Mr. Yang was appointed General Manager, Asia Pacific of the Corporation. The terms of the agreement provided that Mr. Yang be paid US$180,000 per annum up to June 6, 2001 and US$200,000 per annum thereafter. The Corporation agreed, subject to regulatory approvals, to grant Mr. Yang stock options to purchase 60,000 common shares in the capital of the Corporation. The Corporation may terminate Mr. Yang's employment upon 90 days written notice, or payment of three months base salary. In the event of a change of control of the Corporation, Mr. Yang may, at his discretion, terminate the agreement and will be entitled to three months base salary. In addition, his options will all become immediately exercisable and he will have 90 days to exercise those options. Mr. Yang was required to execute a Confidentiality and Non-competition agreement.

C. Plans and Share Options

The Corporation currently has in effect, 1993, 1995, 1996, 1998 and 1999 Incentive Share Option Plans for its directors, officers, employees and consultants pursuant to which 11,615,000 common shares were reserved for issuance.

The following summarises stock option plan activity during the fiscal years ending December 31, 1999, 2000 and 2001:

	2001	2000	1999
Options outstanding, beginning of year	5,486,151	4,267,600	4,502,200
Granted	1,893,498	2,374,217	2,011,000
Cancelled	(976,114)	(383,566)	(610,200)
Exercised	(528,683)	(772,100)	(1,635,400)
Options outstanding, end of year	5,874,852	5,486,151	4,267,600

D. Other Compensation

During the Corporation's fiscal year ended December 31, 2001, the Corporation accrued and/or paid legal fees to a law firm of which one of the directors of the Corporation is a partner, amounting to $101,276.

A management fee was paid by the Corporation to a consulting firm owned by a director amounting to $78,504.60 during the fiscal year ended December 31, 2001.

A consulting fee was paid by the Corporation to a technology services firm partially owned by an executive officer amounting to $68,267.40 during the fiscal year ended December 31, 2001.

The Corporation has set forth herein all required disclosure of additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

E. Composition of Compensation Committee

The Compensation Committee consists of Thompson MacDonald, Michael MacKenzie (chairman) and Rod Love. None of the members of the Compensation Committee is, or was formerly, an officer or employee of the Corporation or any of its subsidiaries.

F. Report on Executive Compensation

The Compensation Committee administers the Corporation's Stock Option Plans, and reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Corporation. The Compensation Committee consists of outside directors who report to the Board, which in turn gives final approval to compensation matters.

1. Policies of the Compensation Committee

Under the direction of the Compensation Committee, the Corporation is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of the Corporation. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of the Corporation's executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options and non-cash compensation.

2. Base Salaries and Annual Cash Incentives

In connection with determining base salaries, the Corporation maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. Because of the Corporation's lean organizational structure and growth in the international arena, the Compensation Committee's goal is to provide base salaries, for its top performing employees, that are competitive with the Corporation's peers and which also recognizes the differentials from such peers.

Annual cash incentive awards are given pursuant to an Incentive Compensation Plan, approved by the Board. Participation is determined according to job level and is intended to reward those individuals who have had, and will have a significant impact on business results. The total amount of cash available for annual incentive awards is determined by the Compensation Committee by evaluating a combination of financial and non-financial criteria, including net income/operating profit, cash flow, net asset value growth and achievement of specific strategic goals. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of management. Individual awards are intended to reflect a combination of personal, business unit and total company performance.

3. Stock and Long-Term Incentives

The Board believes that employees should have a stake in the future of the Corporation and that their interest should be aligned with the interest of the Corporation's stockholders. To this end, the Committee selects those executives and key employees whose decisions and actions can most directly impact business results to participate in the Stock Option Plans. Under the Stock Option Plans, officers and key employees who are selected to participate are eligible to receive stock options that are granted subject to a vesting period determined by the Corporation and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees.

G. Performance Graphs

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years on the common shares of the Corporation (assuming a $100 investment was made on December 31, 1996) with the cumulative total return of the Toronto Stock Exchange 300 Composite Index, assuming reinvestment of dividends.

Comparison of cumulative return of TSE 300 Composite Index and Zi Corporation


600
500
400
300
200
100
-
CDN $
Zi Corporation
TSE 300
1996
1997
1998
1999
2000
2001

	1996	1997	1998	1999	2000	2001
Zi Corporation	100	66	42	495	193	183

TSE 300	100	115	113	149	160	140

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years on the common shares of the Corporation (assuming a US$100 investment was made on December 31, 1996) with the cumulative total return on the NASDAQ Stock Market™ Composite Index in the United States, assuming reinvestment of dividends.

Comparison of cumulative return of NASDAQ Composite Index and Zi Corporation


500
450
400
350
300
250
200
150
100
50
-
US $
Zi Corporation
NASDAQ
1996
1997
1998
1999
2000
2001

	1996	1997	1998	1999	2000	2001
Zi Corporation	100	64	37	467	177	155
NASDAQ	100	122	169	315	190	150

H. Corporate Governance

The Corporation's Board considers corporate governance to be central to the effective and efficient operation of the Corporation and has assigned the ongoing responsibility for matters relating to corporate governance to the Corporate Governance Committee. The Corporate Governance Committee consists of two members of the Board: Thompson MacDonald (Chairman) and Derrick R. Armstrong. The Board will continue to assess its corporate governance methods as part of its commitment to ensuring effective corporate governance.

The Toronto Stock Exchange has adopted a series of guidelines (the "TSE Guidelines") for effective corporate governance and requires that all Toronto Stock Exchange listed companies disclose on an annual basis their approach to corporate governance. The Corporation's approach to corporate governance with reference to the TSE Guidelines is set out in a summary form below:

I. The Board should assume responsibility for stewardship of the Corporation including:

a. Adoption of a strategic planning process:

The Chief Executive Officer ("CEO") and his management team, in conjunction with the Board, formulate the mission, strategies and policies of the Corporation and present them to the Board for approval. The

Board considers these matters at regularly scheduled meetings set at the start of each fiscal year and scheduled to occur at least quarterly. The Board considers the information presented by management and, if appropriate, approves the strategies of the Corporation, and the policies within which it is managed. The Board also monitors and evaluates management performance. Reciprocally, the CEO is required to keep the Board fully informed of the progress of the Corporation towards the achievement of its objectives and of all material deviations from the goals, objectives and policies established by the Board in a timely and candid manner.

b. Identification of principal risks and implementation of systems to manage these risks:

The Board periodically reviews the Corporation's principal risks and management's recommendations for managing these risks. At each Board meeting, management and the directors also review operations, which includes issues relating to risk.

c. Succession planning, including appointing, training and monitoring senior management:

The Board regularly reviews organizational structure and succession planning matters including the monitoring of senior management. Appointment, training and monitoring of senior management are the responsibilities of the CEO. All senior management appointments are undertaken either with the approval of the entire Board or with input from some of the unrelated directors.

d. Communications policy:

The Corporation has adopted a communication policy dealing with public disclosure and shareholder communication.

The Corporation maintains an open dialogue with all shareholders, both institutional and individual, and members of the public. It is part of the duties of both the CEO and the Chief Financial Officer of the Corporation to respond to any inquiries from shareholders. The Corporation maintains an investor relations function to communicate with shareholders and the public generally, and holds quarterly conference calls open to shareholders and the public.

e. Integrity of internal control and management information systems.

The Audit Committee consists of three members of the Board: Derrick R. Armstrong (Chairman), Thompson McDonald and Michael MacKenzie. The Audit Committee regularly reviews internal control systems with senior management and periodically reviews internal control systems with the auditors of the Corporation. The integrity of the management information system is monitored by senior management and is reviewed annually with both the Audit Committee and external auditors and the results reported to the Board.

II. A majority of the directors should be "unrelated" and free from conflicting interest. Where there is a significant shareholder there should also be a number of directors unrelated to the significant shareholder that reflects the share of the Corporation held by other shareholders.

- -and-

III. The Board is responsible for applying the definition of "unrelated director" to the circumstances of its individual directors, and to disclose annually whether Guideline 2 has been met and the principles supporting that conclusion.

The Board has considered, with respect to each director, his independence in relation to management and any interest or relationship that could reasonably be perceived to materially interfere with his ability to act with a view to the best interest of the Corporation. Over the past few years, additions to the Board have been of directors that are clearly non-related and the Corporation intends that this will be an important consideration for the addition of new directors in the future.

The Corporation's Board is comprised of seven members. Four of the Board clearly qualify as unrelated directors by virtue of their independence from management of any interest, business or other relationship that could materially interfere with the directors' ability to act in the best interests of the Corporation. The Corporation's only director that is clearly related is Mr. Lobsinger (Chief Executive Officer). Mr. Armstrong (Director and Corporate Secretary) is a partner of Armstrong Perkins Hudson, Barristers and Solicitors, which provides some of the Corporation's legal services, particularly in the areas of corporate and Canadian securities matters. Because Mr. Armstrong, in his capacity as legal advisor, deals primarily with other Board members and the Chief Executive Officer, Chief Financial Officer and Vice President, General Counsel of the Corporation, and generally does not deal with management except in his capacity as a director, the Corporation considers that Mr. Armstrong currently may be considered to be an unrelated director. Mr. Balloch was an independent director when he joined the Board in August, 2001. However, he has since begun acting as a consultant to Beijing Oztime Education & Network Technology Co., Ltd., one of the Corporation's subsidiaries.

IV. **The Board should appoint a committee of directors composed exclusively of outside, i.e., not management directors, a majority of whom are unrelated directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.**

-and-

V. **The Board should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors. This process should be carried out by the nominating committee or other appropriate committees.**

Annually, in conjunction with the CEO, the Board as a whole, have taken the responsibility for reviewing the skills and experience represented on the Board in light of the strategic direction of the Corporation, for the purpose of:

- determining the criteria that the Board should consider when appointing directors;
- to appoint, determine the composition of, and set the mandate for committees of the Board;
- to assess the effectiveness of the Board as a whole, its committees and the contribution of each individual director; and
- to provide, with the assistance of management an orientation program for new directors and an on-going development program for existing directors aimed at increasing the director's familiarity with the organization, its industry, and their unique responsibilities as directors of the Corporation.

All new recruits to the Board are provided with comprehensive background documentation with respect to the Corporation's business and meet with senior management to discuss the Corporation's affairs and to give the new director an opportunity to ask questions. Because of the relatively small size of the Board of the Corporation, the Corporation believes that the Board as a whole, which is composed of a majority of unrelated directors, is best able to deal with the appointment of new directors. In the future, the Board may consider the appointment of a separate committee for proposing to the full Board new nominees to the Board and for assessing directors on an on-going basis, or may delegate such duties to the Corporate Governance Committee.

VI. **The Corporation should provide an education and orientation program for new recruits to the Board.**

In conjunction with the CEO, the Board provides an informal orientation program for new directors and an on-going development program for existing directors aimed at increasing the directors' familiarity with the organization, its industry and their unique responsibilities as directors of the Corporation. The Corporation meets annually at a retreat with management in order to facilitate this increased familiarity with the organization, and all new recruits to the Board are provided with comprehensive background documentation and meet directly with senior management to discuss the Corporation's affairs.

VII. Every Board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making.

The Board has reviewed its size and composition and has concluded that the constitution of the Board is appropriate given the size of the Corporation, its stage of development, and the committee structure currently in place.

VIII. The Board should review the adequacy and form of the compensation of directors to ensure that it reflects the responsibilities and risks involved.

The Compensation Committee reviews and recommends the remuneration of directors to the Board for approval. The Compensation Committee considers time commitment, comparative fees in the industry and responsibilities in determining remuneration. All directors are paid an annual fixed remuneration amount for directors meetings and committee meetings.

IX. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include inside directors, i.e., officers or employees of the Corporation or its affiliates.

The Compensation Committee, the Audit Committee and the Corporate Governance Committee each have a majority of unrelated directors. The Corporation intends to continue this policy when appointing new directors to the committees. The Corporation does not have an executive committee.

X. The Board should assume responsibility, or assign responsibility to a committee of directors for developing the Corporation's approach to governance issues and for the Corporation's response to these guidelines.

The Corporation has established a Corporate Governance Committee, which develops the Corporation's approach to governance issues. The Committee also monitors compliance with and considers additions to the amendments of the Corporation's governance policies.

XI. The Board, together with the CEO, should develop position descriptions for the Board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve, or develop with the CEO, the CEO's objectives.

The approved strategies and policies set forth the objectives of the Corporation, which the CEO is responsible for meeting, and define the limits to management's responsibilities. Any issues that arise that may lead to a variance from the approved plans are subject to approval by the Board. In addition, any major capital expenditures, acquisitions, divestitures or other material transactions, whether or not specifically set forth in the annual business plan, are subject to Board approval.

The Board has the responsibility:

- to ensure the Board receives the information which allows it to monitor the Corporation's progress;
- to review progress with respect to the achievement of the goals established and to initiate corrective action through management if required;
- to approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;

- to direct management to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and
- to appoint the CEO and ensure development and succession plans for management are in place.

XII. Every Board should have the appropriate structures and procedures to ensure that the Board can function independently of management. This may be accomplished by separating the functions of CEO and Chairman of the Board or by other means.

While Mr. Lobsinger holds the offices of both Chairman and Chief Executive Officer, the Corporation has appointed a separate President. The Board is satisfied that it operates independent of management because the majority of directors are clearly unrelated from management, and the Compensation Committee, Audit Committee and Corporate Governance Committee currently are all comprised entirely of unrelated directors. The Board will ensure the committees continue to have a majority of independent members.

The Audit Committee of the Board should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined. The Audit Committee should have direct communication channels with external and internal auditors. The Audit Committee should ensure that management has fulfilled its obligation to design and implement an effective system of internal control.

The Audit Committee is composed solely of outside directors. It is generally mandated to oversee audit functions and the preparation of financial statements, review news releases on financial results, meet with outside auditors independently of management, and oversee management to ensure that an effective systems of internal controls have been designed and implemented. The Board has adopted an Audit Committee Charter which was constructed in accordance with the NASDAQ requirements. The Corporation does not have internal auditors.

XIV. The Board should enable directors to engage outside advisors at the expense of the Corporation when appropriate, subject to the approval of a Board Committee.

Individual directors may engage independent outside advisors in appropriate circumstances, at the expense of the Corporation, subject to approval by the Corporate Governance Committee.

Indebtedness of directors and officers

No director, executive officer, senior officer or any of their respective associates or affiliates or any proposed nominee director is or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

Interest of insiders in material transactions and matters to be acted upon

Other than as set forth herein or as previously disclosed, the Corporation is not aware of any other material transaction involving any director, executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing.

Other than as set forth herein or as previously disclosed, the Corporation is not aware of any other material interest of any director, executive officer, proposed nominee for election as a director or any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting.

General

Except as otherwise set forth herein, all matters to be brought before the Meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the holders of common shares.

The contents and the sending of this Management Information Circular have been approved by the Board. All directors and management have advised that they intend to vote in favour of each of the resolutions to be presented at the Meeting.

Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at the City of Calgary, in the Province of Alberta, effective this 23rd day of March, 2002.

"signed"

Michael E. Lobsinger
Chief Executive Officer

"signed"

Dale Kearns
Chief Financial Officer

APPENDIX "A"

Zi Corporation

AMENDED 1999 STOCK OPTION PLAN

1. Purpose

The purpose of this 1999 Stock Option Plan (as amended) (the "Plan") of Zi Corporation, a body corporate incorporated under the *Business Corporations Act* (Alberta) (the "Corporation"), is to advance the interests of the Corporation or any of its subsidiaries or affiliates by encouraging the directors, officers, employees and consultants, including a personal holding company ("Personal Holding Company") controlled by one of the aforementioned participants, a participant's spouse, children and/or grandchildren and a consulting corporation ("Consulting Corporation") engaged to provide ongoing consulting services for the Corporation or any of its subsidiaries or affiliates (collectively hereinafter referred to as the "Participants") to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation or any of its subsidiaries or affiliates and furnishing them with additional incentive in their efforts on behalf of the Corporation or any of its subsidiaries or affiliates in the conduct of their affairs.

2. Administration and Granting of Options and RSUs

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed by a special committee of directors appointed from time to time by the Board of Directors of the Corporation (such committee, or if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Board of Directors.

The Committee may from time to time designate the Participants to whom (i) options to purchase common shares ("Common Shares") in the capital of the Corporation may be granted and the number of Common Shares to be optioned to each, and (ii) restricted stock units, i.e., notional credits maintained on the books of the Corporation the value of which reflects the value of the Common Shares (the "RSUs"), may be granted, provided that the total number of Common Shares to be optioned and the total number of Common Shares covered by the RSUs shall not exceed the number provided in Sections 3 and 4 hereof.

3. Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation's authorized but unissued Common Shares. If any Options (as hereinafter defined) and/or RSUs granted hereunder expire or terminate for any reason without having been exercised in full, the unissued shares subject thereto shall again be available for the purpose of this Plan. The aggregate number of shares to be delivered upon the exercise of all options granted under the Plan (the "Options") and RSUs shall not exceed the maximum number of shares permitted under the rules of any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction.

(a) Maximum Number: Subject to adjustment as provided in Section 15 hereof, the aggregate number of Common Shares which may be reserved for issuance in respect of Options and RSUs under the Plan shall not exceed 4,960,000 Common Shares, 500,000 for RSUs and the remainder for Options.

(b) Insiders: Notwithstanding anything else herein contained:

(i) the number of Common Shares which may be reserved for issuance under the Plan and under any other employee stock option plans or other share compensation arrangements of the Corporation to insiders (as defined in the *Securities Act* (Ontario)) of the Corporation, and of any affiliate or subsidiary of the Corporation, shall not exceed 10% of the outstanding issue (as hereinafter defined);

(ii) the number of Common Shares which may be issued within a one year period pursuant to the Plan and under any other employee stock option plans or other share compensation arrangements of the Corporation to insiders of the Corporation, and their associates and any affiliate or subsidiary of the Corporation, shall not exceed 10% of the outstanding issue; and

(iii) the number of Common Shares which may be issued within a one year period pursuant to the Plan and under any other employee stock option plans or other share compensation arrangements of the Corporation to any one insider of the Corporation, or of any affiliate or subsidiary of the Corporation, and such insider's associates shall not exceed 5% of the outstanding issue.

For the purposes of this subsection "outstanding issue" means the number of Common Shares outstanding on a non-diluted basis, subject to applicable adjustments as provided for in the by-laws and rules of any stock exchange having jurisdiction. For the purposes of this subsection, "outstanding issue" is determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one year period. For the purposes of this subsection, an entitlement granted prior to the grantee becoming an insider may be excluded in determining the number of shares issuable to insiders.

(c) Individual. The aggregate number of Common Shares which may be reserved for issuance to any one person under the Plan shall not exceed the number of Common Shares remaining after:

(i) the aggregate number of Common Shares reserved for issuance under the Plan and under any other employee stock option plans or other share compensation arrangements of the Corporation held by such person on the date of such grant.

is subtracted from

(ii) 5% of the aggregate number of Common Shares issued and outstanding (on a non-diluted basis) on the date of such grant.

4. Number of Optioned Shares and RSUs

The number of Common Shares subject to an Option and/or a RSU granted to a Participant shall be determined by the Committee, but no Participant shall be granted an Option and/or a RSU which exceeds the maximum number of shares permitted by any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction.

In granting RSUs, the Committee shall determine the dollar amount of the value of past services of the Participant for which the grant of RSUs is to be made. The number of RSUs to be allocated to each Participant shall be obtained by dividing such dollar amount by the market price on the date of grant. Fractional RSUs may be allocated. Each RSU shall represent the right to receive one Common Share from treasury at the time, in the manner and subject to the restrictions set forth in this Plan.

Common Shares issued by the Corporation from treasury under RSUs shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Common Shares had been issued for money.

5. Vesting

The Committee may, in its sole discretion, determine the time during which Options and RSUs shall vest and the method of vesting, or that no vesting restriction shall exist.

6. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

7. Participation

Subject to section 3(c) hereof, the Committee shall determine to whom Options and RSUs shall be granted, the terms and provisions of the respective Option and/or RSUs agreements, the time or times at which such Options and/or RSUs shall be granted, and the number of shares to be subject to each Option and/or RSUs. An individual who has been granted an Option and/or a RSU may, if he is otherwise eligible, and if permitted by any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction, be granted an additional Option, Options, RSU or RSUs if the Committee shall so determine.

8. Exercise Price

The Committee shall determine the exercise price of the shares covered by each Option. The exercise price shall be not less than the price permitted by any stock exchange on which the Common Shares are then listed or other regulatory body having jurisdiction.

The option price per Common Share shall be determined by the Board at the time any option is granted but in no event shall such price be lower than the Market Price (as hereinafter defined) at the time of the grant.

"Market Price" means the closing price for board lots of Common Shares listed on The Toronto Stock Exchange on the last day of the trading immediately preceding the date of grant of options.

9. Duration of Option and RSU

Each Option and RSU and all rights thereunder shall be expressed to expire on the date set out in the Option agreements and/or the RSU agreements and shall be subject to earlier termination as provided in Sections 11 and 12.

10. Period, Consideration and Payment

(a) Subject to a maximum ten year period, the Option and/or RSU period shall be a period of time fixed by the Committee, provided that the Option and/or RSU period shall be reduced with respect to any Option and/or RSU as provided in Sections 11 and 12 covering cessation as a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates or death of the Participant.

(b) Except as set forth in Sections 10(c), 11 and 12, no Option or RSU may be exercised unless the Participant is at the time of such exercise a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates.

(c) Notwithstanding any other provision to the contrary, but subject to the maximum ten year period provided in section 10(a) hereof, an Option and/or an RSU granted to a consultant in connection with specific services provided, or to be provided by that consultant shall be exercised only after the date of completion of such service and prior to thirty days following the date of completion of such service.

(d) The exercise of any Option and/or RSU will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of shares with respect to which the Option and/or RSU is being exercised, and in the case of any Option, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such shares with respect to which the Option is exercised. No Participant or his legal representatives, legatees or distributes will be, or will be deemed to be, a holder of any shares subject to an Option and/or an RSU under this Plan, unless and until the certificates for such shares are issued to such persons under the terms of the Plan.

11. Ceasing to Be a Director, Officer, Employee or Consultant

If a Participant shall cease to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates for any reason (other than death), the Participant may, but only within 90 days next succeeding the Participant's ceasing to be a director, officer, employee or consultant and subject to the ten year maximum period provided in section 10(a) hereof, exercise the Participant's Option and/or RSU to the extent that the Participant was entitled to exercise them at the date of such cessation.

Nothing contained in the Plan nor in any Option or RSU grant pursuant to the Plan shall confer upon any Participant any right with respect to continuance as a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates.

12. Death of Participant

In the event of the death of a Participant, any Option and/or RSU previously granted to him shall be exercisable only within the twelve months next succeeding such death (subject to the ten year maximum period provided in section 10(a) hereof) and then only:

(a) by the person or persons to whom the Participant's rights under the Option and/or RSU shall pass by the Participant's will or the laws of descent and distribution; and

(b) if and to the extent that the Participant was entitled to exercise the Option and/or RSU at the date of the Participant's death.

13. Rights of Optionee and RSU Holder

No person entitled to exercise an Option or receive shares under a RSU shall have any of the rights or privileges of a shareholder of the Corporation in respect of any shares issuable upon exercise of such Option and/or RSU until certificates representing such shares shall have been issued and delivered.

14. Proceeds from Sale of Shares

The proceeds from sale of shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board of Directors may determine and direct.

15. Adjustments

Other than dividends declared in the normal course, appropriate adjustments in the number of Common Shares optioned, in the option price per share, as regards Options granted or to be granted, and in the RSUs granted or to be granted may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassification of the Common Shares of the Corporation, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

16. Transferability

All benefits, rights, Options and RSUs accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided therein. During the lifetime of a Participant any benefits, rights, Options and RSUs may only be exercised by the Participant.

17. Amendment and Termination of Plan

The Committee may, at any time, suspend or terminate the Plan. The Board of Directors may also at any time amend or revise the terms of the Plan, subject to regulatory approval, PROVIDED that no such amendment or revision shall alter the terms of any Options and RSUs theretofore granted under the Plan.

18. Necessary Approvals

The ability of the Options and RSUs to be exercised and the obligation of the Corporation to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from the shareholders of the Corporation, and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any Option exercise price paid to the Corporation will be returned to the Participant.

19. Effective Date of Plan

Subject to the approval of the shareholders of the Corporation and subject to the approval of any stock exchange on which the shares of the Corporation are to be listed or other regulatory body having jurisdiction, the Plan as amended will be adopted by the Committee, and if so approved, the Plan shall become effective after such approvals have been obtained.

IN WITNESS WHEREOF the Corporation has caused its corporate seal to be affixed hereto in the presence of its officers duly authorized in that behalf as of the 23rd day of March, 2002.

Zi CORPORATION

By: "signed"
Michael E. Lobsinger

By: "signed"
Derrick R. Armstrong

Phone:(403) 233-8875
Fax: (403) 233-8878
www.zicorp.com

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2002

Zi Corporation

By: Neil Frizzell

Name: ______________________

Title: Vice President, General Counsel